                                                FILED PURSUANT TO RULE 424(B)(5)
                                      REGISTRATION NOS. 333-44100, 333-44100-01,
                                                      333-65722 AND 333-65722-01
PROSPECTUS SUPPLEMENT
  (TO PROSPECTUS DATED SEPTEMBER 18, 2000)

                                 $1,800,000,000

                         TYCO INTERNATIONAL GROUP S.A.

                   $500,000,000 FLOATING RATE NOTES DUE 2003

                       $600,000,000 4.95% NOTES DUE 2003

                       $700,000,000 5.80% NOTES DUE 2006

                    FULLY AND UNCONDITIONALLY GUARANTEED BY

                                      [LOGO]
                                 --------------

    Our floating rate notes due 2003 will mature on July 30, 2003 and bear interest at a floating rate equal to three-month LIBOR plus 0.45%. Our 4.95% notes due 2003 will mature on August 1, 2003 and our 5.80% notes due 2006 will mature on August 1, 2006. Interest on the floating rate notes is payable on January 30, April 30, July 30 and October 30 of each year, beginning on
October 30, 2001. Interest on the fixed rate notes is payable on February 1 and August 1 of each year, beginning on February 1, 2002.

    We may not redeem the notes of any series offered hereby prior to maturity unless certain changes in withholding taxes as described in this prospectus supplement have occurred. We do not intend to list any series of notes offered hereby on any securities exchange.
                                 --------------

                                                                            UNDERWRITING       PROCEEDS, BEFORE
                                                   PRICE TO PUBLIC(1)        DISCOUNTS         EXPENSES, TO US
                                                   ------------------       ------------       ----------------
Per 2003 Floating Rate Note......................              100%                .35%                99.650%
2003 Floating Rate Note Total....................      $500,000,000          $1,750,000           $498,250,000
Per 2003 Fixed Rate Note.........................           99.987%                .35%                99.637%
2003 Fixed Rate Note Total.......................      $599,922,000          $2,100,000           $597,822,000
Per 2006 Fixed Rate Note.........................           99.790%                .60%                99.190%
2006 Fixed Rate Note Total.......................      $698,530,000          $4,200,000           $694,330,000
                                                     --------------         -----------         --------------
      Total......................................    $1,798,452,000          $8,050,000         $1,790,402,000

(1) Plus accrued interest from July 30, 2001, if settlement occurs after that date

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about July 30, 2001.
                                 --------------

                          JOINT BOOK-RUNNING MANAGERS

JPMORGAN                                                     MERRILL LYNCH & CO.
                                   ---------

BANC OF AMERICA SECURITIES LLC

       BEAR, STEARNS & CO. INC.

              COMMERZBANK CAPITAL MARKETS CORP.

                     CREDIT SUISSE FIRST BOSTON

                            FIRST UNION SECURITIES, INC.

                                      HSBC

                                           LEHMAN BROTHERS

                                                  SALOMON SMITH BARNEY
                                 --------------

            The date of this prospectus supplement is July 24, 2001.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward Looking Information.................................   S-3
Tyco........................................................   S-4
The Company.................................................   S-5
Recent Developments of Tyco.................................   S-5
Use of Proceeds.............................................   S-6
Ratio of Earnings to Fixed Charges of Tyco..................   S-7
Capitalization of Tyco......................................   S-8
Selected Consolidated Historical Financial Data of Tyco.....  S-10
Description of the Notes and the Guarantees.................  S-12
Certain Luxembourg, Bermuda and United States Federal Income
  Tax Consequences..........................................  S-18
Underwriting................................................  S-21
Legal Matters...............................................  S-22
Experts.....................................................  S-22

                                   PROSPECTUS

Where You Can Find More Information.........................    ii
Forward Looking Information.................................   iii
Tyco........................................................     1
The Company.................................................     1
Use of Proceeds.............................................     1
Ratio of Earnings to Fixed Charges of Tyco..................     2
Description of the Debt Securities and the Guarantees.......     3
Description of the Common Shares............................    22
Enforcement of Civil Liabilities............................    25
Plan of Distribution........................................    25
Legal Matters...............................................    26
Experts.....................................................    27

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. THE COMPANY AND TYCO HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY
DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                          FORWARD LOOKING INFORMATION

    Certain statements contained or incorporated by reference into this document are "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statement contained in this prospectus supplement and accompanying prospectus regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales and other results of operations, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company and Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include, among other things:

  - overall economic and business conditions;

  - the demand for the Company's and Tyco's goods and services;

  - competitive factors in the industries in which the Company and Tyco compete;

  - changes in U.S. and non-U.S. government regulations;

  - changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);

  - results of litigation;

  - interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations;

  - economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

  - the ability to achieve anticipated synergies in connection with Tyco's recent acquisition of The CIT Group, Inc. and other acquisitions;

  - the timing, impact and other uncertainties of future acquisitions by Tyco;
    and

  - the timing of construction and the successful operation of the TyCom Global Network by Tyco's majority owned subsidiary, TyCom Ltd., Tyco's undersea cable communications business.

                                      TYCO

    Tyco is a diversified manufacturing and service company that, through its subsidiaries:

    - designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards;

    - designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems;

    - designs, manufactures and distributes disposable medical supplies and other specialty products;

    - designs, manufactures, installs and services fire detection and suppression systems, installs, monitors and maintains electronic security systems, and designs, manufactures, distributes and services specialty valves; and

    - offers vendor, equipment, commercial, factoring, consumer and structured financing and leasing capabilities through its indirect wholly-owned subsidiary, The CIT Group, Inc., acquired on June 1, 2001.

    Tyco operates in more than 100 countries around the world and expects revenues for its fiscal year ending September 30, 2001 to exceed $38 billion.

    Tyco's strategy is to be the low-cost, high-quality producer and provider in each of its markets. It promotes its leadership position by investing in its existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    Tyco reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

    Tyco's common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI."

    Tyco is a Bermuda company whose registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, telephone number (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833, and the telephone number there is (603) 778-9700.

    For additional information regarding the business of Tyco, please see Tyco's Form 10-K and other filings of Tyco with the SEC, which are incorporated by reference into this document.

                                  THE COMPANY

    Tyco International Group S.A. was formed as a Luxembourg corporation on March 30, 1998, as a wholly-owned subsidiary of Tyco. The registered and principal offices of the Company are located at 6, avenue Emile Reuter, 2nd Floor, L-2420 Luxembourg, and its telephone number is (352) 464-340-1. The Company is a holding company whose only business is to own indirectly a substantial portion of the operating subsidiaries of Tyco and to perform treasury operations for Tyco companies. Otherwise, it conducts no independent business.

                          RECENT DEVELOPMENTS OF TYCO

    On May 30, 2001, Tyco announced that a subsidiary of Tyco had entered into a definitive agreement to acquire C.R. Bard, Inc. ("Bard"), a multinational developer, manufacturer and marketer of healthcare products used for vascular, urological and oncological diagnosis and intervention, as well as surgical specialties. Tyco's subsidiary will acquire Bard in a tax-free stock-for-stock merger. In the merger, Bard shareholders will receive for each of their Bard shares either (1) Tyco common shares valued, based upon a measurement period just prior to the Bard shareholder vote, at $60.00, or, (2) if Tyco common shares are valued, based upon the measurement period, below $50.00, 1.2 Tyco common shares. Based on Tyco's May 29, 2001 closing share price on the New York Stock Exchange of $57.00, Tyco would issue approximately 55 million common shares in this transaction. The transaction is valued at approximately
$3.2 billion, including the assumption of net debt. The merger is subject to customary regulatory review and approval by Bard shareholders. If approved, Bard will be integrated within Tyco's Healthcare group and the transaction will be accounted for as a purchase.

    On June 1, 2001, Tyco acquired CIT, an independent commercial finance company. Immediately prior to the consummation of the transaction, a subsidiary of Tyco purchased 71 million shares of CIT for approximately $2.5 billion in cash from Dai-Ichi Kangyo Bank, Ltd. Additionally, Tyco issued approximately
133.0 million common shares, valued at approximately $7.0 billion. This number includes approximately 7.1 million shares issuable from time to time on exchange of certain exchangeable shares issued by a subsidiary of CIT. Tyco is accounting for the acquisition as a purchase. The historical Consolidated Financial Statements of CIT as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 and the Tyco and CIT unaudited pro forma combined condensed financial information for the quarter ended
December 31, 2000, for the year ended September 30, 2000 and as of December 31, 2000 were filed by Tyco with the SEC in a Current Report on Form 8-K on April 3, 2001. The Unaudited Condensed Consolidated Financial Statements of CIT as of March 31, 2001 and December 31, 2000 and for the three months ended
March 31, 2001 and 2000 and the Tyco and CIT unaudited pro forma combined condensed financial information for the six months ended March 31, 2001, for the year ended September 30, 2000 and as of March 31, 2001 were filed by Tyco with the SEC in a Current Report on Form 8-K on May 24, 2001.

    On June 6, 2001, Tyco sold 39 million common shares for approximately
$2.198 billion through Lehman Brothers Inc. in an underwritten public offering. The offering was made pursuant to Tyco's shelf registration statement. Proceeds of the offering were used to repay debt incurred to finance recent acquisitions.

    On July 3, 2001, Tyco acquired the electronic security systems businesses of Cambridge Protection Industries, L.L.C., which includes SecurityLink, and provides services to approximately one million residential, commercial and government customers. The transaction is valued at approximately $1 billion. The businesses are being integrated within Tyco's Fire and Security Services segment and the transaction is being accounted for as a purchase.

    On July 18, 2001, Tyco announced its results for the third quarter of fiscal 2001, the three months ended June 30, 2001. Revenues for the quarter rose 25% to $9.29 billion compared with last year's $7.42 billion. Diluted earnings per share before extraordinary items for the third quarter of fiscal 2001 were $0.67, or $1.22 billion, compared to $0.58, or $997.3 million, in the third quarter of fiscal 2000. Net income before non-recurring and extraordinary items rose to $1.31 billion, an increase of 32% compared to $992.1 million last year. Diluted earnings per share before non-recurring and extraordinary items for the third fiscal quarter ended June 30, 2001 were $0.72, a 24% increase over earnings of $0.58 per diluted share in the third quarter of fiscal 2000.

    The quarterly segment profits and margins for Tyco's Electronics, Healthcare and Specialty Products, Fire and Security Services and Telecommunications segments that are presented in the discussion below are operating profits before non-recurring items, general corporate expenses, goodwill amortization, interest expense and taxes, consistent with the way management views its results of operations. Results for Tyco's Financial Services subsidiary, CIT, are pre-tax profits before goodwill amortization for the period June 2 through June 30, 2001 (CIT was acquired on June 1, 2001). Tyco has also reclassified its Flow Control segment results for the prior period to the Fire and Security Services and Electronics segments to conform with current internal reporting structures.

    Revenues at Tyco Electronics increased 8% to $3.22 billion, operating profits increased 7% to $797.7 million and remained constant as a percentage of revenues at 25% in both the fiscal 2000 third quarter and the fiscal 2001 third quarter. Revenues at Tyco Healthcare and Specialty Products increased 38% to $2.27 billion and operating profits increased 41% to $542.0 million and increased as a percentage of revenues to 24% in the fiscal 2001 third quarter from 23% in the fiscal 2000 third quarter. Revenues at Tyco Fire and Security Services increased 27% to $2.69 billion, operating profits increased 38% to $509.8 million and increased as a percentage of revenues from 17% in the fiscal 2000 third quarter to 19% in the fiscal 2001 third quarter. Revenues at Tyco Telecommunications decreased 11% to $600.8 million, and operating profits decreased 8% to $142.6 million; however, operating profits as a percentage of revenues increased from 23% in the fiscal 2000 third quarter to 24% in the fiscal 2001 third quarter. Revenues at Tyco Financial Services were $513.8 million and pre-tax earnings were $138.2 million in the fiscal 2001 third quarter.

                                USE OF PROCEEDS

    We estimate that the net proceeds from this offering will be approximately $1.79 billion, after deducting the underwriting discount and certain offering expenses. We will use the net proceeds to repay a portion of the borrowings under our $5.86 billion commercial paper program which is backed by a long-term credit facility. As of July 20, 2001, there was $5.51 billion outstanding under this program, which was incurred primarily to finance recent acquisitions, and which bears interest at a weighted average rate of 4.03% and has current maturities of up to 98 days. For more information, see "Capitalization of Tyco." Pending the application of the net proceeds, we expect to invest the net proceeds from this offering in short-term interest-bearing securities.

                   RATIO OF EARNINGS TO FIXED CHARGES OF TYCO

    The following table sets forth the ratio of earnings to fixed charges of Tyco for the six months ended March 31, 2001, the fiscal years ended September 30, 2000, 1999 and 1998, the nine month transition period ended September 30, 1997 and the year ended December 31, 1996.

                                          SIX MONTHS                                                 NINE MONTHS
                                            ENDED               YEAR ENDED SEPTEMBER 30,                ENDED        YEAR ENDED
                                          MARCH 31,    ------------------------------------------   SEPTEMBER 30,   DECEMBER 31,
                                             2001        2000             1999             1998        1997(4)          1996
                                          ----------   --------         --------         --------   -------------   ------------
Ratio of earnings to fixed
  charges(1)(2)(3)......................     6.55        7.51             3.53             5.07          1.00           2.54

------------------------

(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, minority interest, extraordinary items, cumulative effect of accounting change, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

(2) On April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997, Tyco consummated mergers with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation at the time ("Former Tyco"). Each of the five merger transactions qualified for the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented include the effect of mergers, except that the calculation presented above for the period prior to January 1, 1997 does not include Inbrand due to immateriality.

(3) Earnings for the six months ended March 31, 2001, the years ended
    September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996 include net merger, restructuring and other non-recurring charges of $36.7 million (of which $71.4 million is included in cost of sales), $176.3 million (of which $1.0 million is included in cost of sales), $1,035.2 million (of which $106.4 million is included in cost of sales), $256.9 million, $947.9 million and $344.1 million, respectively. Earnings also include charges for the impairment of long-lived assets of $25.1 million, $99.0 million, $507.5 million, $148.4 million and $744.7 million in the six months ended March 31, 2001, the years ended September 30, 2000 and 1999, the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. Earnings for the six months ended March 31, 2001 also include a $406.5 million net gain on the sale of businesses and investments. Earnings for the year ended September 30, 2000 also include a $1.76 billion gain on the issuance of common shares by a subsidiary. Earnings for the six months ended March 31, 2001 and the nine months ended September 30, 1997 also include a write-off of purchased in-process research and development of $184.3 million and $361.0 million, respectively.

    On a pro forma basis, the ratio of earnings to fixed charges excluding net merger, restructuring and other non-recurring charges, charges for the impairment of long-lived assets, net gain on the sale of businesses and investments, gain on the issuance of shares by a subsidiary and the write-off of purchased in-process research and development would have been 6.26x, 6.02x, 5.82x, 5.68x, 6.81x and 5.76x for the six months ended
    March 31, 2001, the fiscal years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

(4) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.

                             CAPITALIZATION OF TYCO

    The following table sets forth the consolidated capitalization at March 31, 2001:

(1) of Tyco on an actual basis;

(2) of CIT on an actual basis (CIT was acquired by Tyco on June 1, 2001. See "Tyco" for more information);

(3) of pro forma adjustments to give effect to:

    - changes in amounts outstanding under Tyco's $5.86 billion commercial paper program through July 20, 2001, primarily as a result of cash borrowings made to pay for acquisitions, including the $2.5 billion payment made to Dai-Ichi Kangyo Bank, Ltd. in connection with the consummation of the acquisition of CIT and the $1.0 billion payment for the acquisition of SecurityLink, the repurchase of treasury shares, the repayment of debt assumed in the acquisition of Scott Technologies, Inc. and the repayment of the 6.125% public notes which matured on June 15, 2001;

    - the issuance by Tyco of approximately 133.0 million common shares in connection with the acquisition of CIT and the issuance of approximately
      7.5 million common shares in connection with the acquisition of Scott Technologies, Inc.;

    - the sale of 39 million common shares for net proceeds of approximately $2.198 billion in an underwritten public offering; and

    - changes in amounts outstanding under CIT's commercial paper program and changes in the amounts outstanding of CIT's variable-rate senior notes and fixed-rate senior notes through July 20, 2001.

(4) on a pro forma basis combining Tyco and CIT and giving effect to the pro forma adjustments described in (3) above; and

(5) as adjusted to give effect to the issuance of the notes offered hereby and the application of the net proceeds from their sale.

                                                                                    MARCH 31, 2001
                                                          -------------------------------------------------------------------
                                                            TYCO         CIT        PRO FORMA       PRO FORMA         AS
                                                           ACTUAL     ACTUAL(1)   ADJUSTMENTS(1)   COMBINED(1)    ADJUSTED(1)
                                                          ---------   ---------   --------------   ------------   -----------
                                                                          ($ IN MILLIONS, EXCEPT SHARE DATA)
Loans payable and current portion of long-term debt:....  $ 1,400.1   $19,048.3      $  182.7       $20,631.1      $20,631.1
Long-term debt:
  Commercial paper program..............................  $ 1,793.8         --       $3,717.1       $ 5,510.9      $ 3,723.0
  Euro commercial paper program.........................      165.7         --             --           165.7          165.7
  CIT commercial paper program..........................         --    9,662.9          932.7        10,595.6       10,595.6
  CIT subordinated fixed rate notes due 2001............         --      100.0             --           100.0          100.0
  6.5% public notes due 2001............................      299.8         --             --           299.8          299.8
  6.125% public notes due 2001..........................      749.8         --         (749.8)             --             --
  Floating rate euro denominated private placement notes
    due 2002............................................       66.5         --             --            66.5           66.5
  6.875% private placement notes due 2002...............    1,026.0         --             --         1,026.0        1,026.0
  CIT variable rate senior notes due 2001 through
    2003................................................         --   10,798.3       (2,141.7)        8,656.6        8,656.6
  4.950% public notes due 2003..........................         --         --             --              --          597.0
  Floating rate public notes due 2003...................         --         --             --              --          497.5
  6.0% notes due 2003...................................       81.1         --             --            81.1           81.1
  5.875% public notes due 2004..........................      398.4         --             --           398.4          398.4
  6.375% public notes due 2004..........................      104.8         --             --           104.8          104.8
  6.375% public notes due 2005..........................      745.3         --             --           745.3          745.3
  6.75% notes due 2005..................................       91.3         --             --            91.3           91.3
  5.8% public notes due 2006............................         --         --             --              --          693.4
  6.375% public notes due 2006..........................      991.0         --             --           991.0          991.0
  6.125% euro denominated public notes due 2007.........      527.4         --             --           527.4          527.4
  6.5% notes due 2007...................................       99.1         --             --            99.1           99.1
  6.125% public notes due 2008..........................      395.8         --             --           395.8          395.8
  7.2% notes due 2008...................................      398.9         --             --           398.9          398.9
  7.25% senior notes due 2008...........................        8.2         --             --             8.2            8.2
  6.125% public notes due 2009..........................      367.6         --             --           367.6          367.6
  Zero coupon Liquid Yield Option Notes ("LYONs") due
    2010................................................       31.2         --             --            31.2           31.2
  6.75% public notes due 2011...........................      991.5         --             --           991.5          991.5
  7.0% debentures due 2013..............................       99.0         --             --            99.0           99.0
  6.25% public Dealer Remarketable Securities due
    2013................................................      756.0         --             --           756.0          756.0
  Zero coupon convertible debentures due 2020...........    3,473.4         --             --         3,473.4        3,473.4
  Zero coupon convertible debentures due 2021...........    2,255.4         --             --         2,255.4        2,255.4
  CIT fixed rate senior notes due 2001 through 2022.....         --   17,157.0          308.2        17,465.2       17,465.2
  9.5% public debentures due 2022.......................       49.0         --             --            49.0           49.0
  8.0% public debentures due 2023.......................       50.0         --             --            50.0           50.0
  7.0% public notes due 2028............................      492.8         --             --           492.8          492.8
  6.875% public notes due 2029..........................      781.5         --             --           781.5          781.5
  3.5% yen denominated private placement notes due
    2030................................................      242.6         --             --           242.6          242.6
  Other.................................................      727.0         --             --           727.0          727.0
                                                          ---------   ---------      --------       ---------      ---------
    Total debt..........................................   18,259.9   37,718.2        2,066.5        58,044.6       58,044.6
                                                          ---------   ---------      --------       ---------      ---------
    Less current portion................................    1,400.1   19,048.3          182.7        20,631.1       20,631.1
                                                          ---------   ---------      --------       ---------      ---------
    Total long-term debt................................   16,859.8   18,669.9        1,883.8        37,413.5       37,413.5
                                                          ---------   ---------      --------       ---------      ---------
Mandatorily redeemable preference shares................         --      250.0             --           250.0          250.0
Shareholders' equity:
  Preference shares, $1 par value, 125,000,000
    authorized, none issued.............................         --         --             --              --             --
  Common shares, $0.20 par value, 2,500,000,000 shares
    authorized; 1,752,768,324 Tyco shares outstanding
    (1,932,240,513 Tyco shares outstanding on a pro
    forma combined and as adjusted basis), net of
    6,244,508 Tyco shares owned by subsidiaries (2).....      350.6        2.7           33.2           386.5          386.5
  Capital in excess:
    Share premium.......................................    5,580.1         --        2,188.8         7,768.9        7,768.9
    Contributed surplus, net of deferred compensation of
      $174.4............................................    5,181.8    3,402.8        3,929.2        12,513.8       12,513.8
  Accumulated earnings..................................   10,500.3    2,736.9       (2,736.9)       10,500.3       10,500.3
  Accumulated other comprehensive loss..................   (1,036.5)    (171.8)         171.8        (1,036.5)      (1,036.5)
                                                          ---------   ---------      --------       ---------      ---------
    Total shareholders' equity..........................   20,576.3    5,970.6        3,586.1        30,133.0       30,133.0
                                                          ---------   ---------      --------       ---------      ---------
    Total capitalization................................  $37,436.1   $24,890.5      $5,469.9       $67,796.5      $67,796.5
                                                          =========   =========      ========       =========      =========

------------------------------

(1) CIT debt is not an obligation of Tyco, and Tyco has not guaranteed this debt.

(2) The "CIT Actual" column reflects 262,258,673 shares of CIT common stock with a par value of $0.01 per share outstanding prior to Tyco's acquisition of CIT. The "Pro Forma Combined" and "As Adjusted" columns include 7,129,245 Tyco common shares issuable upon exchange of exchangeable shares of CIT Exchangeco Inc., a wholly-owned subsidiary of Tyco.

           SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TYCO(1)

    The following table sets forth selected consolidated financial information of Tyco for the six months ended March 31, 2001 and 2000, the fiscal years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997, and the year ended December 31, 1996. The selected financial information for the six months ended March 31, 2001 and 2000 was derived from the unaudited Consolidated Financial Statements included in Tyco's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001. The data presented for the six months ended March 31, 2001 and 2000 are unaudited and, in the opinion of Tyco's management, include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of such data. Tyco's results for the six months ended March 31, 2001 are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 2001. The selected financial information for the fiscal years ended September 30, 2000, 1999 and 1998 was derived from the audited Consolidated Financial Statements included in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000. The selected financial information for the nine months ended September 30, 1997 was derived from the audited Consolidated Financial Statements included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000. The selected financial information for the year ended December 31, 1996 was derived from the audited Consolidated Financial Statements included in Tyco's Current Report on Form 8-K filed on June 3, 1999.

    The information should be read in conjunction with the historical financial statements and related notes contained in the annual, quarterly and other reports filed by Tyco with the SEC.

                                   SIX MONTHS ENDED                                           NINE MONTHS
                                       MARCH 31,             YEAR ENDED SEPTEMBER 30,            ENDED        YEAR ENDED
                                 ---------------------   ---------------------------------   SEPTEMBER 30,   DECEMBER 31,
                                  2001(2)     2000(2)     2000(3)     1999(4)     1998(5)     1997(6)(7)     1996 (8)(9)
                                 ---------   ---------   ---------   ---------   ---------   -------------   ------------
                                      (UNAUDITED)
                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
  Net sales....................  $16,918.7   $13,708.7   $28,931.9   $22,496.5   $19,061.7     $12,742.5      $14,671.0
  Operating income.............    3,085.0     2,536.9     5,474.4     2,190.8     1,948.1         125.8          587.4
  Income (loss) from continuing
    operations.................    2,156.5     1,612.7     4,520.1     1,067.7     1,168.6        (348.5)          49.4
  Income (loss) from continuing
    operations per common
    share(10):
      Basic....................       1.24        0.95        2.68        0.65        0.74         (0.24)          0.02
      Diluted..................       1.22        0.94        2.64        0.64        0.72         (0.24)          0.02
CASH DIVIDENDS PER COMMON
  SHARE(10)....................                                      See (11) below.
CONSOLIDATED BALANCE SHEET DATA
  (END OF PERIOD):
    Total assets...............  $53,440.7               $40,404.3   $32,344.3   $23,440.7     $16,960.8      $14,686.2
    Long-term debt.............   16,859.8                 9,461.8     9,109.4     5,424.7       2,785.9        2,202.4
    Total shareholders'
      equity...................   20,576.3                17,033.2    12,369.3     9,901.8       7,478.7        7,022.6

--------------------------

(1) On April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997, Tyco merged with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation at the time ("Former Tyco"). These five combinations were accounted for under the pooling of interests method of accounting. As such, the consolidated financial data presented above include the effect of the mergers, except for the period prior to January 1, 1997, which does not include Inbrand due to immateriality.

(2) Operating income in the six months ended March 31, 2001 includes a charge of $184.3 million for the write-off of purchased in-process research and development, a non-recurring charge of $39.0 million related to the write-up of inventory under purchase accounting, a charge of $25.1 million for the impairment of long-lived assets and a net credit of $2.3 million for restructuring and other non-recurring items. Operating income in the six months ended
    March 31, 2000 includes charges of $99.0 million for the impairment of long-lived assets and a net credit of $74.4 million for merger, restructuring and other non-recurring items. See Notes 2, 6 and 7 to the Consolidated Financial Statements contained in Tyco's quarterly report on Form 10-Q for the quarterly period ended March 31, 2001, which is incorporated by reference in this document.

(3) Operating income in the fiscal year ended September 30, 2000 includes a net charge of $176.3 million, of which $1.0 million is included in cost of sales, for restructuring and other non-recurring charges, and charges of $99.0 million for the impairment of long-lived assets. See Notes 12 and 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000, which is incorporated by reference in this document. Income from continuing operations for the fiscal year ended September 30, 2000 includes a one-time pre-tax gain of $1,760.0 million related to the issuance of common shares by a subsidiary. See Note 15 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K for the fiscal year ended
    September 30, 2000.

(4) Operating income in the fiscal year ended September 30, 1999 includes charges of $1,035.2 million for merger, restructuring and other non-recurring charges, of which $106.4 million is included in cost of sales, and charges of $507.5 million for the impairment of long-lived assets related to the mergers with U.S. Surgical Corporation and AMP and AMP's profit improvement plan. See Notes 12 and 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

(5) Operating income in the fiscal year ended September 30, 1998 includes charges of $80.5 million primarily related to costs to exit certain businesses in U.S. Surgical Corporation's operations and restructuring charges of $12.0 million related to the continuing operations of U.S. Surgical Corporation. In addition, AMP recorded restructuring charges of $185.8 million in connection with its profit improvement plan and a credit of $21.4 million to restructuring charges representing a revision of estimates related to its 1996 restructuring activities. See Note 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

(6) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.

(7) Operating income in the nine months ended September 30, 1997 includes charges related to merger, restructuring and other non-recurring costs of $917.8 million and impairment of long-lived assets of $148.4 million primarily related to the mergers and integration of ADT, Former Tyco, Keystone, and Inbrand, and charges of $24.3 million for litigation and other related costs and $5.8 million for restructuring charges in U.S. Surgical Corporation's operations. The results for the nine months ended
    September 30, 1997 also include a charge of $361.0 million for the write-off of purchased in-process research and development related to the acquisition of the submarine systems business of AT&T Corp.

(8) Prior to their respective mergers, ADT, Keystone, U.S. Surgical Corporation and AMP had December 31 fiscal year ends and Former Tyco had a June 30 fiscal year end. The selected consolidated financial data have been combined using a December 31 fiscal year end for ADT, Keystone, Former Tyco, U.S. Surgical Corporation and AMP for the year ended December 31, 1996.

(9) Operating income in 1996 includes non-recurring charges of $744.7 million related to the adoption of Statement of Financial Accounting Standards
    No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," $237.3 million related principally to the restructuring of ADT's electronic security services business in the United States and the United Kingdom, $98.0 million to exit various product lines and manufacturing operations associated with AMP's operations and $8.8 million of fees and expenses related to ADT's acquisition of Automated Security (Holdings) plc, a United Kingdom company.

(10) Per share amounts have been retroactively restated to give effect to the mergers with Former Tyco, Keystone, Inbrand, U.S. Surgical Corporation and AMP; a 0.48133 reverse stock split (1.92532 after giving effect to the subsequent stock splits) effected on July 2, 1997; and two-for-one stock splits distributed on October 22, 1997 and October 21, 1999, both of which were effected in the form of a stock dividend.

(11) Tyco has paid a quarterly cash dividend of $0.0125 per common share since July 2, 1997, the date of the Former Tyco/ADT merger. Prior to the merger with ADT, Former Tyco had paid a quarterly cash dividend of $0.0125 per share of common stock since January 1992. ADT had not paid any dividends on its common shares since 1992. U.S. Surgical Corporation paid quarterly dividends of $0.04 per share in the year ended September 30, 1998 and the nine months ended September 30, 1997 and aggregate dividends of $0.08 per share in 1996. AMP paid dividends of $0.27 per share in the first two quarters of the year ended September 30, 1999, $0.26 per share in the first quarter and $0.27 per share in the last three quarters of the year ended September 30, 1998, $0.26 per share in each of the three quarters of the nine months ended September 30, 1997 and aggregate dividends of $1.00 per share in 1996. The payment of dividends by Tyco in the future will depend on business conditions, Tyco's financial condition and earnings and other factors.

                  DESCRIPTION OF THE NOTES AND THE GUARANTEES

    The 2003 floating rate notes, the 2003 fixed rate notes and the 2006 notes offered by this prospectus supplement will be issued as three separate series of debt securities under an indenture dated as of June 9, 1998, as supplemented by supplemental indentures nos. 17, 18 and 19, among the Company, Tyco and The Bank of New York, as trustee. Information about the indenture and the general terms and provisions of the notes is contained in the accompanying prospectus under "Description of the Debt Securities and the Guarantees." The following description is subject to the detailed provisions of the indenture and the supplemental indentures, copies of which can be obtained upon request from Tyco. See "Where You Can Find More Information" in the accompanying prospectus. The statements made in this section relating to the indenture, the supplemental indentures, the notes and the guarantees are summaries, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture, the supplemental indentures, the notes and the guarantees. For a full description of the notes and the guarantees, noteholders should refer to the indenture as supplemented by the respective supplemental indentures.

GENERAL

    The interest rate, aggregate principal amounts and maturity dates of each series of notes are as follows:

                                   2003 FLOATING          2003 FIXED
                                     RATE NOTES           RATE NOTES           2006 NOTES
                                 ------------------   ------------------   ------------------
                                   3 month LIBOR
                                      + 0.45%
Annual Interest Rate...........                             4.95%                5.80%
Aggregate Principal Amount.....     $500,000,000         $600,000,000         $700,000,000
Maturity Date..................    July 30, 2003        August 1, 2003       August 1, 2006

    The 2003 fixed rate notes and the 2006 notes are herein referred to as the "fixed rate notes."

    Interest on the 2003 floating rate notes is payable quarterly on January 30, April 30, July 30 and October 30 of each year, commencing on
October 30, 2001, to the persons in whose names such notes are registered at the close of business on January 15, April 15, July 15 or October 15 (whether or not a Business Day), as the case may be, immediately preceding such interest payment date. Interest will begin to accrue on the 2003 floating rate notes on July 30, 2001. "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law, executive order or governmental decree to be closed.

    Interest on the fixed rate notes is payable semiannually on February 1 and August 1 of each year, commencing February 1, 2002, to the persons in whose names such notes are registered at the close of business on January 15 or July 15 (whether or not a Business Day), as the case may be, immediately preceding such interest payment date. Interest will begin to accrue on the notes on July 30, 2001.

    The notes will be unsecured and unsubordinated obligations of the Company and will be fully and unconditionally guaranteed on an unsubordinated basis by Tyco. See "Description of the Debt Securities and the Guarantees--Guarantees" in the accompanying prospectus.

    The notes will not be redeemable by the Company prior to maturity except in the circumstances described below under "--Redemption Upon Changes in Withholding Taxes."

    The notes of each series will be issued in the form of one or more registered global securities and will be deposited with, or on behalf of, The Depository Trust Company, as depositary, and registered in the name of the depositary's nominee. A description of the depositary's procedures with respect to the global securities is set forth in the accompanying prospectus under "Description of the Debt Securities and the Guarantees--Book Entry, Delivery and Form."

    The indenture does not limit the aggregate principal amount of debt securities which may be issued thereunder. The Company may issue additional 2003 floating rate notes, 2003 fixed rate notes and 2006 notes in the future without the consent of existing noteholders. If additional notes of any such series are issued, those notes will contain the same terms as and be deemed part of the same series as the applicable series of notes offered hereby.

    As of the date of this prospectus supplement, $7.77 billion of debt securities in twelve series are outstanding that were issued under the indenture by the Company and are guaranteed by Tyco. The interest rate, aggregate principal amounts and maturity dates of each of such series of debt securities are as follows:

                                      2002                2004                2005               2006                2007
                                      NOTES               NOTES              NOTES               NOTES               NOTES
                                -----------------   -----------------   ----------------   -----------------   -----------------
Interest Rate.................
                                     6 7/8%              5 7/8%              6 3/8%             6.375%              6 1/8%
Aggregate Principal
  Amount......................
                                   $1 billion         $400 million        $750 million       $1.0 billion        E600 million
Maturity Date.................
                                September 5, 2002   November 1, 2004     June 15, 2005     February 15, 2006     April 4, 2007

                                      2008
                                      NOTES
                                -----------------
Interest Rate.................
                                     6 1/8%
Aggregate Principal
  Amount......................
                                  $400 million
Maturity Date.................
                                November 1, 2008

                                                                             DEALER
                                                                          REMARKETABLE
                                      2009                2011           SECURITIES(SM)          2028                2029
                                      NOTES               NOTES          ("DRS.(SM)")*           NOTES               NOTES
                                -----------------   -----------------   ----------------   -----------------   -----------------
Interest Rate.................
                                     6 1/8%              6.750%             6 1/4%**              7%                6 7/8%
Aggregate Principal
  Amount......................
                                  $400 million        $1.0 billion        $750 million       $500 million        $800 million
Maturity Date.................
                                January 15, 2009    February 15, 2011    June 15, 2013       June 15, 2028     January 15, 2029


                                      2030
                                      NOTES
                                -----------------
Interest Rate.................
                                     3 1/2%
Aggregate Principal
  Amount......................
                                   Y30 billion
Maturity Date.................
                                November 22, 2030

----------------------------------

* "Dealer remarketable securities(SM)" and "Drs.(SM)" are service marks of Chase Securities Inc.

** The Dealer remarketable securities bear interest at the rate of 6 1/4% per year to June 15, 2003. If J.P. Morgan Securities, Inc. elects to remarket the Drs., the interest rate will be reset at a fixed rate until June 15, 2013 as determined by the remarketing dealer. If J.P. Morgan Securities, Inc. does not elect to remarket the Drs., all Drs. must be repurchased by the Company on June 15, 2003.

RATE OF INTEREST

    FLOATING RATE NOTES

    RATE OF INTEREST. The rate of interest payable from time to time in respect of the 2003 floating rate notes, which we refer to as the "Rate of Interest," will be a floating rate, subject to adjustment on a quarterly basis and determined by reference to LIBOR for three-month U.S. dollar deposits, determined as described below, plus a spread of 0.45% per annum. All percentages resulting from any calculation on the 2003 floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards. For example, 9.876545% (or
 .09876545) would be rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation on the 2003 floating rate notes will be rounded to the nearest cent, with one-half cent being rounded upward.

    (1) At approximately 11:00 A.M. (London time) on the second day on which commercial banks are open for business, including dealings in deposits in U.S. dollars in London (or, for purposes of paragraph (3) below, New York), prior to the commencement of the Interest Period (as defined below) for which such rate will apply (each such day an "Interest Determination Date"), The Bank of New York, as the calculation agent or its successors in this capacity (the "Calculation Agent"), will calculate the rate of interest for such Interest Period at, subject to the provisions described below, the rate per annum equal to 0.45% above the rate appearing on the Bridge's Telerate Page 3750 (or such other page as may replace that page on Bridge's Telerate Service or, if such service is not available, such other service as may be selected by the Calculation Agent as the information vendor for the purpose of displaying the Official British Bankers Association LIBOR Fixing) for three-month U.S. dollar deposits in the London inter-bank market on such Interest Determination Date. "Interest Period" means the period beginning on, and including, July 30, 2001, and ending on, but excluding, the first interest payment date for the 2003 floating rate notes and each successive period beginning on, and including, an interest payment date for the 2003 floating rate notes and ending on, but excluding, the next succeeding interest payment date for the 2003 floating rate notes.

    (2) If on any Interest Determination Date an appropriate rate cannot be determined from Bridge's Telerate Service or such other service as specified in
(1) above, the Rate of Interest for the next Interest Period shall, subject to the provisions described below, be the rate per annum that the Calculation Agent certifies to be 0.45% per annum above the arithmetic mean of the offered quotations, as communicated to and at the request of the Calculation Agent by not less than two major banks in London after requesting such quotations from not less than four major banks in London (the "Reference Banks") selected by the Calculation Agent, which term shall include any successors nominated by the Calculation Agent, to leading banks in London by the principal London offices of the Reference Banks for three-month U.S. dollar deposits in amounts of not less than $1.0 million in the London inter-bank market as at 11:00 A.M. (London time) on such Interest Determination Date.

    (3) If on any Interest Determination Date fewer than two of such offered rates are available, the Rate of Interest for the next Interest Period shall be the Reserve Interest Rate. The "Reserve Interest Rate" refers to the rate per annum which the Calculation Agent determines to be 0.45% per annum above either:

       - The arithmetic mean of the U.S. dollar offered rates which at least two New York City banks selected by the Calculation Agent are or were quoting, on the relevant Interest Determination Date, for three-month deposits in amounts of not less than $1.0 million to the Reference Banks or those of them (being at least two in number) to which such quotations are or were, in the opinion of the Calculation Agent, being so made, or

       - In the event that the Calculation Agent can determine no such arithmetic mean, the arithmetic mean of the U.S. dollar offered rates which at least two New York City banks selected by the Calculation Agent are or were quoting on such Interest Determination Date to leading European banks for a period of three months in amounts of not less than $1.0 million;

    PROVIDED, HOWEVER, that if the banks selected as aforesaid by the Calculation Agent are not quoting as mentioned above, the Rate of Interest shall be the Rate of Interest in effect for the last preceding Interest Period to which (1) or (2) above shall have applied.

    DETERMINATION OF RATE OF INTEREST AND CALCULATION OF INTEREST AMOUNT. The Calculation Agent shall, as soon as practicable after 11:00 A.M. (London time) on each Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable in respect of the following Interest Period (the "Interest Amount"). The Interest Amount shall be calculated by applying the Rate of Interest to the principal amount of each floating rate note outstanding at the commencement of the Interest Period, multiplying each such amount by the actual number of days in the Interest Period concerned (which actual number of days shall include the first day but exclude the last day of such Interest Period) divided by 360 and rounding the resultant figure upwards to the nearest cent. The determination of the Rate of Interest and the Interest Amount by the Calculation Agent shall, in the absence of willful default, bad faith or manifest error, be final and binding on all parties. In no event will the rate of interest on the floating rate notes be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

    CALCULATION AGENT. The Company shall provide that, so long as any of the 2003 floating rate notes remain outstanding, there shall at all times be a Calculation Agent for the purpose of such notes. In the event of the Calculation Agent being unable or unwilling to continue to act as the Calculation Agent or in the case of the Calculation Agent failing duly to establish the Rate of Interest for any Interest Period, the Company shall appoint another leading bank engaged in the London inter-bank market to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed.

    CERTIFICATES TO BE FINAL. All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions relating to the payment and calculation of interest on the 2003 floating rate notes, whether by the Reference Banks, or any of them, or the Calculation Agent, shall, in the absence of willful default, bad faith or manifest error, be binding on the Company, the Calculation Agent and all of the noteholders and no liability shall, in the absence of willful default, bad faith or manifest error, attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions.

    FIXED RATE NOTES.

    The 2003 fixed rate notes will bear interest at 4.95% per annum payable semiannually in arrears. The 2006 notes will bear interest at 5.80% per annum payable semiannually in arrears. Interest on the fixed rate notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

REDEMPTION UPON CHANGES IN WITHHOLDING TAXES

    The Company may redeem all, but not less than all, of the notes of each series offered hereby under the following conditions:

    1. If there is a change or an amendment in the laws or regulations of Luxembourg or Bermuda or any political subdivisions or taxing authorities thereof or therein having power to tax (a "Taxing Authority"), or any change in the application or official interpretation of such laws or regulations.

    2. As a result of such change, the Company or Tyco became or will become obligated to pay Additional Amounts, as defined below in "--Payment of Additional Amounts," on the next payment date with respect to such notes.

    3. The obligation to pay Additional Amounts cannot be avoided through the Company's or Tyco's reasonable measures.

    4.  The Company delivers to the trustee:

       - a certificate signed by two directors of the Company or two officers of Tyco, as the case may be, stating that the obligation to pay Additional Amounts cannot be avoided by the Company or Tyco taking reasonable measures available to it; and

       - a written opinion of independent legal counsel to the Company or Tyco, as the case may be, of recognized standing to the effect that the Company or Tyco, as the case may be, has or will become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that the Company or Tyco, as the case may be, cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it.

    5. Following the delivery of the certificate and opinion described in paragraph 4 above, the Company provides notice of redemption not less than 30 days, but not more than 60 days, prior to the date of redemption. The notice of redemption cannot be given more than 60 days before the earliest date on which the Company or Tyco would be otherwise required to pay Additional Amounts, and the obligation to pay Additional Amounts must still be in effect when the notice is given.

    Upon the occurrence of each of 1 through 5 above, the Company may redeem the notes of the applicable series at a redemption price equal to 100% of the principal amount thereof, together with accrued interest, if any, to the redemption date, plus any Additional Amounts.

PAYMENT OF ADDITIONAL AMOUNTS

    Unless otherwise required by Luxembourg or Bermuda law, neither the Company nor Tyco will deduct or withhold from payments made with respect to each series of notes offered hereby and the related guarantees on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Taxing Authority ("Taxes"). In the event that the Company or Tyco is required to withhold or deduct on account of any Taxes from any payment made under or with respect to such notes or the guarantees, as the case may be, the Company or Tyco, as the case may be, will pay such additional amounts so that the net amount received by each holder of notes, including those additional amounts, will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted. The amounts that the Company or Tyco are required to pay to preserve the net amount receivable by the holders of notes are referred to as "Additional Amounts."

    Additional Amounts will not be payable with respect to a payment made to a holder of notes to the extent:

    1. that any such Taxes would not have been so imposed but for the existence of any present or former connection between such holder and the relevant Taxing Authority imposing such Taxes, other than the mere receipt of such payment, acquisition, ownership or disposition of such notes or the exercise or enforcement of rights under such notes, their guarantees or the indenture;

    2. of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to such notes, except as otherwise provided in the indenture;

    3. that any such Taxes would not have been imposed but for the presentation of such notes or guarantees, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to Additional Amounts had the notes been presented for payment on any date during such 30-day period; or

    4. that such holder would not be liable or subject to such withholding or deduction of Taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if:

       - the making of such declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant Taxing Authority as a precondition to an exemption from, or reduction in, the relevant Taxes; and

       - at least 60 days prior to the first payment date with respect to which the Company or Tyco shall apply this clause 4, the Company or Tyco shall have notified all holders of notes in writing that they shall be required to provide such declaration or claim.

    Each of the Company and Tyco, as applicable, will also:

    - withhold or deduct the Taxes as required;

    - remit the full amount of Taxes deducted or withheld to the relevant Taxing Authority in accordance with all applicable laws;

    - use its reasonable best efforts to obtain from each relevant Taxing Authority imposing such Taxes certified copies of tax receipts evidencing the payment of any Taxes deducted or withheld; and

    - upon request, make available to the holders of notes, within 60 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or Tyco or, if, notwithstanding the Company's or Tyco's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments.

    At least 30 days prior to each date on which any payment under or with respect to the notes or the guarantees is due and payable, if the Company or Tyco will be obligated to pay Additional Amounts with respect to such payment, the Company or Tyco will deliver to the trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information as is necessary to enable the trustee to pay such Additional Amounts to holders of such notes on the payment date.

    The foregoing provisions shall survive any termination or the discharge of the indenture and shall apply to any jurisdiction in which any successor to the Company or Tyco, as the case may be, is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

    In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Luxembourg, Bermuda or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of any notes or guarantees.

    Whenever in the indenture, the notes, the guarantees or in this "Description of the Notes and the Guarantees" there is mentioned, in any context, the payment of principal, redemption price, interest or any other amount payable under or with respect to any note or guarantee, such mention shall be deemed to include the payment of Additional Amounts to the extent payable in the particular context.

                 CERTAIN LUXEMBOURG, BERMUDA AND UNITED STATES
                        FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is intended to be a general summary of Luxembourg, Bermuda and United States federal income tax consequences to holders of notes. Due to the complexity of the tax laws of these and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to holders and possible changes in law, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the acquisition, ownership and disposition of notes under the laws of any U.S. federal, state, local or other taxing jurisdiction.

LUXEMBOURG

    Under current law, no withholding or deduction is imposed in Luxembourg in respect of any payment to be made by the Company in respect of the notes. Holders of notes who are neither resident in Luxembourg nor engaged in a trade or business through a permanent establishment or permanent representative in Luxembourg will not be subject to taxes or duties in Luxembourg with respect to interest payments on, or gains realized on the disposition of, the notes. No stamp, registration or similar taxes, duties or charges are payable in Luxembourg in connection with the issuance of the notes.

BERMUDA

    Under current law, no withholding or deduction is imposed in Bermuda in respect of any payment to be made by the Company in respect of the notes or Tyco in respect of the guarantees. Holders of notes who are neither resident in Bermuda nor engaged in a trade or business through a permanent establishment or permanent representative in Bermuda will not be subject to taxes or duties in Bermuda with respect to interest payments on, or gains realized on the disposition of, the notes. No stamp, registration or similar taxes, duties or charges are payable in Bermuda in connection with the issuance of the notes or the related guarantees.

UNITED STATES

    The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the notes to initial holders purchasing notes at their respective "issue prices." The "issue price" of the notes will equal the first price at which a substantial amount of the notes is sold for cash to the public (not including the underwriters or other persons acting in the capacity of underwriters, placement agents or wholesalers). This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, it deals only with purchasers who hold notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities or currencies, U.S. expatriates, persons holding notes as a position in a "straddle," "hedge," "conversion" or another integrated transaction for U.S. federal income tax purposes, persons who own (directly or indirectly)
10 percent or more of the voting power of the Company, or U.S. holders (defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality.

    Prospective purchasers of the notes are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership of the notes under the U.S. federal income tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

    The term "U.S. holder" means a beneficial owner of notes that is, for U.S. federal income tax purposes:

       - a citizen or resident of the United States;

       - a corporation or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof;

       - an estate whose income is subject to U.S. federal income tax regardless of its source; or

       - a trust if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

    The term "non-U.S. holder" means a beneficial owner, other than a partnership, of notes that is not a U.S holder for U.S. federal income tax purposes.

    If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of notes that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of notes.

U.S. HOLDERS

    INTEREST

    The gross amount of interest paid on the notes (including any Additional Amounts paid in respect of withholding taxes) will be taxable as ordinary income when received or accrued by a U.S. holder in accordance with such U.S. holder's method of accounting for U.S. federal income tax purposes. Such interest will be income from sources outside the United States and, with certain exceptions, will be treated as "passive" income for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. holders should consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

    DISPOSITION

    Upon the sale, redemption or other taxable disposition of a note, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized (excluding any amount attributable to accrued interest not previously included in income, which will be taxable as ordinary interest income) and the U.S. holder's tax basis in the notes (generally the U.S. holder's cost). Such gain or loss will be long term capital gain or loss if the notes are held for more than one year. The deductibility of capital losses is subject to certain limitations. For purposes of foreign tax credits under U.S. federal income tax laws, capital gain recognized by a U.S. holder generally will be treated as U.S. source income, but any capital loss recognized by a U.S. holder may be allocable to foreign source income. U.S. holders should consult their own tax advisors as to the foreign tax credit implications of the disposition of notes under U.S. federal income tax laws.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    Non-exempt U.S. holders may be subject to information reporting with respect to payments of interest on, and the proceeds of the disposition of, notes. Non-exempt U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a rate of up to 31%. U.S. holders should consult their tax advisors concerning the application of the information reporting and backup withholding rules.

NON-U.S. HOLDERS

    INTEREST AND DISPOSITION

    In general (and subject to the discussion below under "Information Reporting and Backup Withholding"), a non-U.S. holder will not be subject to U.S. federal income or withholding tax with respect to payments of interest on, or gain upon the disposition of, notes, unless:

    - the interest or gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

    - in the case of gain upon the disposition of notes, the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year and certain other conditions are met.

    Interest or gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States will generally be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. holder. In addition, if such non-U.S. holder is a non-U.S. corporation, such interest or gain may be subject to a branch profits tax at a rate of 30% (or such lower rate as is provided by an applicable income tax treaty).

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    If the notes are held by a non-U.S. holder through a non-U.S. (and non-U.S. related) broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the notes are held by a non-U.S. holder through a U.S. (or U.S. related) broker or financial institution and the non-U.S. holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisors concerning the application of the information reporting and backup withholding rules.

                                  UNDERWRITING

    The Company is selling the notes to the underwriters named below under an underwriting agreement dated July 24, 2001. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers. Subject to certain conditions, the Company has agreed to sell to each of the underwriters, and each of the underwriters has agreed to purchase, the principal amount of the notes set forth opposite its name below:

                                                 PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                                                 OF 2003 FLOATING    OF 2003 FIXED     PRINCIPAL AMOUNT
UNDERWRITER                                         RATE NOTES         RATE NOTES       OF 2006 NOTES
-----------                                      ----------------   ----------------   ----------------
J.P. Morgan Securities Inc.....................    $200,000,000       $240,000,000       $280,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.........................     200,000,000        240,000,000        280,000,000
Banc of America Securities LLC.................      12,500,000         15,000,000         17,500,000
Bear, Stearns & Co. Inc. ......................      12,500,000         15,000,000         17,500,000
Commerzbank Capital Markets Corp...............      12,500,000         15,000,000         17,500,000
Credit Suisse First Boston Corporation.........      12,500,000         15,000,000         17,500,000
First Union Securities, Inc. ..................      12,500,000         15,000,000         17,500,000
HSBC Securities (USA) Inc. ....................      12,500,000         15,000,000         17,500,000
Lehman Brothers Inc............................      12,500,000         15,000,000         17,500,000
Salomon Smith Barney Inc. .....................      12,500,000         15,000,000         17,500,000
                                                   ------------       ------------       ------------
          Total................................    $500,000,000       $600,000,000       $700,000,000
                                                   ============       ============       ============

    Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes offered hereby, then the underwriters are obligated to take and pay for all of the notes offered hereby.

    The notes are new issues of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised the Company and Tyco that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

    The underwriters initially propose to offer the notes directly to the public at the offering prices described on the cover page and to certain dealers at a price that represents a concession not in excess of .20% of the principal amount of the 2003 floating rate notes, .20% of the principal amount of the 2003 fixed rate notes and .35% of the principal amount of the 2006 notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .15% of the principal amount of the 2003 floating rate notes, .15% of the principal amount of the 2003 fixed rate notes and .25% of the principal amount of the 2006 notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

    The Company and Tyco have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

    In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

    It is expected that delivery of the notes will be made against payment therefor on or about July 30, 2001, which will be the fourth business day following the date of pricing of the notes (such settlement cycle being referred to herein as "T+4"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade notes on the date of pricing should consult their own advisors.

    Expenses associated with this offering to be paid by the Company, excluding underwriting discounts, are estimated to be $2.5 million.

    In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company, Tyco and their affiliates.

                                 LEGAL MATTERS

    Certain U.S. legal matters regarding the notes and guarantees will be passed upon for Tyco by Wilmer, Cutler & Pickering, Washington, D.C., counsel to Tyco and the Company. Certain matters under the laws of Bermuda related to the guarantees will be passed upon for Tyco by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Michael L. Jones, Secretary of Tyco, is a partner of Appleby Spurling & Kempe. Certain matters under the laws of Luxembourg related to the notes will be passed upon by Beghin & Feider in association with Allen & Overy, Luxembourg counsel to the Company. Certain U.S. legal matters regarding the notes will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Milbank, Tweed,
Hadley & McCloy LLP acts as counsel from time to time in matters for Tyco and certain of its subsidiaries. Wilmer, Cutler & Pickering and Milbank, Tweed, Hadley & McCloy LLP will rely on the opinion of Appleby Spurling & Kempe with respect to matters of Bermuda law and on the opinion of Beghin & Feider in association with Allen & Overy, with respect to matters of Luxembourg law.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of Tyco as of September 30, 2000 and 1999, and for each of the three years in the period ended September 30, 2000, included in Tyco's Annual Report on Form 10-K filed on December 21, 2000, and incorporated by reference into this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to a certain subsidiary its opinion is based upon the report of other independent accountants, namely Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and its subsidiaries as of September 30, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998). The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

    The consolidated balance sheets as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows of CIT and its subsidiaries for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

PROSPECTUS

                                 $3,500,000,000

                                ----------------

                         TYCO INTERNATIONAL GROUP S.A.

                                ---------------

                                DEBT SECURITIES

                             ---------------------

                    Fully and Unconditionally Guaranteed by

                                     [LOGO]

    Tyco International Group S.A. (the "Company") may offer from time to time unsecured debt securities.

    The debt securities are unsecured obligations of the Company, which may be either senior or subordinated. The debt securities are fully and unconditionally guaranteed on an unsecured basis by Tyco International Ltd. ("Tyco"), the Company's corporate parent. Tyco's guarantee may be either senior or subordinate.

    Specific terms of the debt securities will be fully described in the prospectus supplement that will accompany this prospectus. Please read both the prospectus supplement and this prospectus carefully before you invest.

    This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR THE REGISTRAR OF COMPANIES OR THE BERMUDA MONETARY AUTHORITY IN BERMUDA HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is September 18, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Where You Can Find More Information.........................      ii
Forward Looking Information.................................     iii
Tyco........................................................       1
The Company.................................................       1
Use of Proceeds.............................................       1
Ratio of Earnings to Fixed Charges of Tyco..................       2
Description of the Debt Securities and the Guarantees.......       3
Description of the Common Shares............................      22
Enforcement of Civil Liabilities............................      25
Plan of Distribution........................................      25
Legal Matters...............................................      26
Experts.....................................................      27

                            ------------------------

    THE BERMUDA STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATIONS AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON ANY PART OF THE CONTENTS OF THIS DOCUMENT.

                      WHERE YOU CAN FIND MORE INFORMATION

    In connection with this offering of debt securities, the Company and Tyco have filed with the United States Securities and Exchange Commission a registration statement under the United States Securities Act of 1933 relating to the debt securities. As permitted by SEC rules, this document omits certain information included in the registration statement. For a more complete understanding of the debt securities and this offering, you should refer to the registration statement, including its exhibits.

    Tyco also files annual, quarterly and current reports, proxy statements and other information with the SEC. Tyco's filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document filed by Tyco or the Company with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Tyco's common shares are listed on the New York Stock Exchange, as well as on the London and Bermuda Stock Exchanges. You can obtain information about Tyco from the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    The SEC allows the Company and Tyco to "incorporate by reference" information in documents filed with the SEC, which means that they can disclose important information to you by referring you to those documents. These incorporated documents contain important business and financial information about the Company and Tyco that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this document, and later information filed with the SEC may update and supersede this information. The Company and Tyco incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 prior to the end of the offering of debt securities under this document.

1. Tyco's Annual Report on Forms 10-K and 10-K/A for the fiscal year ended September 30, 1999.

2. Tyco's Quarterly Reports on Forms 10-Q and 10-Q/A for the quarters ended December 31, 1999, March 31, 2000 and June 30, 2000.

3. Tyco's Current Reports on Form 8-K filed on December 9, 1999, December 10, 1999, January 20, 2000 and July 14, 2000.

4. The description of Tyco's common shares as set forth in Tyco's Registration Statement on Form 8-A/A filed on March 1, 1999.

    You may request a copy of these filings at no cost, by writing or calling Tyco at the following address or telephone number:

    Tyco International Ltd.
    The Zurich Centre, Second Floor
    90 Pitts Bay Road
    Pembroke HM 08, Bermuda
    (441) 292-8674

    Exhibits to the documents will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

    YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT. NEITHER THE COMPANY NOR TYCO HAS AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

    References to "$" in this prospectus are to United States dollars.

                          FORWARD LOOKING INFORMATION

    Certain statements contained or incorporated by reference in this document are "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statement contained in this document or any document incorporated by reference in this document regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company and Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things:

    - overall economic and business conditions;

    - the demand for Tyco's goods and services;

    - competitive factors in the industries in which the Company and Tyco compete;

    - changes in government regulation;

    - changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

    - results of litigation;

    - interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions;

    - economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

    - the ability to achieve anticipated synergies and other costs savings in connection with acquisitions;

    - the timing, impact and other uncertainties of future acquisitions; and

    - the timing of construction and the successful operation of the TyCom Global Network-TM-.

                                      TYCO

    Tyco is a diversified manufacturing and service company that, through its subsidiaries:

    - designs, manufactures and distributes electrical and electronic components and designs, manufactures, installs and services undersea cable communication systems;

    - designs, manufactures and distributes disposable medical supplies and other specialty products, and conducts auto redistribution services;

    - designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

    - designs, manufactures and distributes flow control products.

    Tyco's strategy is to be the low-cost, high-quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    Tyco reviews acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

    Tyco is a Bermuda company whose registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is (603) 778-9700.

                                  THE COMPANY

    Tyco International Group S.A., a Luxembourg company, was formed on March 30, 1998, as a wholly-owned subsidiary of Tyco. The registered and principal offices of the Company are located at 6, avenue Emile Reuter, Second Floor, L-2420 Luxembourg, and its telephone number is (352) 46-43-40-1. The Company is a holding company whose only business is to own indirectly a substantial portion of the operating subsidiaries of Tyco. Otherwise, it conducts no independent operations.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable prospectus supplement, the Company intends to use the net proceeds from the sale of the debt securities to refinance, in part, existing indebtedness, to finance recently announced acquisitions and for general corporate purposes. Funds not required immediately for these purposes may be invested temporarily in short-term marketable securities.

                   RATIO OF EARNINGS TO FIXED CHARGES OF TYCO

    The following table sets forth the ratio of earnings to fixed charges of Tyco for the nine months ended June 30, 2000, the years ended September 30, 1999 and 1998, the nine-month transition period ended September 30, 1997 and the years ended December 31, 1996 and 1995.

                                             NINE MONTHS                          NINE MONTHS
                                                ENDED          YEAR ENDED            ENDED           YEAR ENDED
                                              JUNE 30,        SEPTEMBER 30,      SEPTEMBER 30,      DECEMBER 31,
                                             -----------   -------------------   -------------   -------------------
                                                2000         1999       1998        1997(4)        1996       1995
                                             -----------   --------   --------   -------------   --------   --------
Ratio of earnings to fixed charges
  (1)(2)(3)...............................      5.89         3.53       5.07          1.00         2.54       4.68

------------------------

(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, extraordinary items, cumulative effect of accounting changes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

(2) On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation ("Former Tyco"). On
    April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997, Tyco consummated mergers with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. Each of the five merger transactions qualifies for the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented above include the effect of the mergers, except that the calculation presented above for periods prior to January 1, 1997 does not include Inbrand due to immateriality.

    Prior to their respective mergers, AMP, US Surgical, Keystone, and ADT had December 31 year ends and Former Tyco had a June 30 fiscal year end. The historical results upon which the ratios are based have been combined using a December 31 year end for AMP, US Surgical, Keystone, ADT and Former Tyco for the year ended December 31, 1996. For 1995, the ratio of earnings to fixed charges reflects the combination of AMP, US Surgical, Keystone and ADT with a December 31 year end and Former Tyco with a June 30 fiscal year end.

(3) Earnings for the nine months ended June 30, 2000, the years ended
    September 30, 1999 and 1998, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 include merger, restructuring and other non-recurring (credits) charges of $(81.3) million (of which $1.0 million is included in cost of sales), $1,035.2 million (of which $106.4 million is included in cost of sales), $256.9 million, $947.9 million, $344.1 million and $97.1 million, respectively. Earnings also include charges for the impairment of long-lived assets of $99.0 million, $507.5 million, $148.4 million, $744.7 million and $8.2 million in the nine months ended June 30, 2000, the year ended September 30, 1999, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively. The 1997 period also includes a write-off of purchased in-process research and development of $361.0 million. The 1995 period also includes a net loss on the disposal of businesses of $34.4 million.

    On a pro forma basis, the ratio of earnings to fixed charges excluding merger, restructuring and other non-recurring (credits) charges, charges for the impairment of long-lived assets, the write-off of purchased in-process research and development and the net loss on the disposal of businesses would have been 5.91x, 5.82x, 5.68x, 6.81x, 5.76x and 5.09x for the nine months ended June 30, 2000, the years ended September 30, 1999 and 1998, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively.

(4) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.

             DESCRIPTION OF THE DEBT SECURITIES AND THE GUARANTEES

    The debt securities will be either senior debt securities or subordinated debt securities. The senior debt securities will be issued under an indenture dated as of June 9, 1998 among the Company, Tyco and the Bank of New York, as trustee. This indenture is referred to as the "senior indenture." The subordinated debt securities will be issued under an indenture to be entered into among the Company, Tyco and the trustee named in a prospectus supplement. This indenture is referred to as the "subordinated indenture." The senior indenture and the subordinated indenture together are called the "indentures." The following description is subject to the detailed provisions of the indentures, copies of which can be obtained upon request from Tyco. See "Where You Can Find More Information" on page i. The indentures are subject to, and governed by, the Trust Indenture Act of 1939. The statements made in this section relating to the indentures and to the debt securities and guarantees of the debt securities to be issued under the indentures are summaries, and do not purport to be complete. For a full description of the terms of the debt securities and their guarantees, you should refer to the indentures, as supplemented by any applicable supplemental indentures.

    THE FOLLOWING IS A DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE INDENTURES AND WHICH MAY APPLY TO ANY SERIES OF DEBT SECURITIES. THE PARTICULAR TERMS OF A SERIES OF DEBT SECURITIES AND THE EXTENT, IF ANY, TO WHICH THESE GENERAL TERMS DO NOT APPLY TO SUCH DEBT SECURITIES, WILL BE SET FORTH IN A SUPPLEMENTAL INDENTURE AND DESCRIBED IN A PROSPECTUS SUPPLEMENT RELATING TO THE PARTICULAR SERIES OF DEBT SECURITIES. SEE "PROSPECTUS SUPPLEMENTS" BELOW. ACCORDINGLY, FOR A DESCRIPTION OF THE TERMS AND PROVISIONS OF ANY PARTICULAR SERIES OF DEBT SECURITIES, YOU MUST REFER TO BOTH THIS DESCRIPTION AND THE DESCRIPTION OF THE PARTICULAR SERIES CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT.

GENERAL

    The debt securities will be direct, unsecured obligations of the Company in the form of either senior or subordinated debt. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities." The senior debt securities will rank equally with other unsecured and unsubordinated obligations of the Company for money borrowed. The subordinated debt securities will be entitled to payment only after payment has been made on the senior indebtedness.

    The debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The Company's rights and the rights of its creditors, including holders of debt securities, to participate in any distribution of assets of any subsidiary upon a liquidation or reorganization or otherwise of such subsidiary will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Company or any of its creditors may itself be a creditor of that subsidiary.

    Except as described under "Certain Restrictive Covenants in the Senior Indenture," the indentures do not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. There are no covenants or provisions contained in the indentures which afford the holders of debt securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company or Tyco. The consummation of any highly leveraged transaction, reorganization, restructuring, merger or similar transaction could cause a material decline in the credit quality of any outstanding debt securities.

    Debt securities may be issued either in certificated, fully registered form, without coupons, or as global notes under a book-entry system. See "Book-Entry, Delivery and Form" below. Upon receipt of an authentication order from the Company together with any other documentation required by the indentures, the trustee will authenticate debt securities in the form and amount required by the supplemental indenture relating to the series of debt securities.

    Principal and premium, if any, will be payable, and the debt securities will be transferable and exchangeable without any service charge, at the office of the trustee. The Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange.

    The indentures do not limit the aggregate principal amount of debt securities which may be issued thereunder.

PROSPECTUS SUPPLEMENTS

    The following terms of and information relating to a particular series of debt securities offered pursuant to this document will be set forth in the applicable prospectus supplement:

    -  the title of the debt securities

    -  the aggregate principal amount of the debt securities

    - the date or dates on which principal of, and premium, if any, on the debt securities is payable

    - the rate at which the debt securities shall bear interest, if any, or the method by which the interest rate will be determined

    -  the date or dates from which interest will accrue

    - the date or dates on which interest will be payable and any related record dates

    -  any redemption, repayment or sinking fund provisions

    - the terms, if any, upon which the debt securities may be convertible into or exchanged for securities of any kind of Tyco, the Company or of any other issuer or obligor and the terms and conditions upon which such conversion or exchange shall be effected

    -  the denominations in which the debt securities will be issuable

    -  any applicable material income tax considerations

    - if other than the principal amount of the debt securities, the portion of the principal amount due upon acceleration

    - whether the debt securities will be issued in the form of a global security or securities

    - any subordination provisions if different from those described below under "Subordinated Debt Securities"

    -  any other specific terms of the debt securities

    - any specific terms and provisions of any guarantees of the debt securities

    - if other than the trustee named in the senior indenture, the identity of any trustees, paying agents or registrars with respect to the debt securities

GUARANTEES

    Tyco will unconditionally guarantee the due and punctual payment of the principal of and interest on the debt securities and any other obligations of the Company under the indentures, as supplemented, when and as the same shall become due and payable, whether at maturity, upon redemption, by acceleration or otherwise. Tyco's guarantees are unsecured. With respect to debt securities issued under the senior indenture, Tyco's guarantee will be an unsubordinated obligation of

Tyco and will rank equally with all other unsecured and unsubordinated obligations of Tyco. With respect to debt securities issued under the subordinated indenture, Tyco's guarantee will be a subordinated obligation of Tyco. The guarantees provide that in the event of a default in payment on a debt security, the holder of the debt security may institute legal proceedings directly against Tyco to enforce the guarantees without first proceeding against the Company. In addition, as described below under "Certain Restrictive Covenants in the Senior Indenture--Limitation on Indebtedness of Subsidiaries," subsidiaries of the Company may execute and deliver additional guarantees.

    The obligations of Tyco and any other guarantor of the debt securities, if any, under their guarantees are limited to the maximum amount which will not result in the obligations of such guarantors under their guarantees constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each guarantor of debt securities that makes a payment or distribution under its guarantee shall be entitled to a contribution from each other guarantor of such debt securities to the extent permitted by applicable law.

REDEMPTION

    In addition to any other redemption provisions that may be included in any supplemental indenture, the debt securities may be redeemed as described below.

REDEMPTION UPON CHANGES IN WITHHOLDING TAXES

    The Company may redeem all, but not less than all, of the debt securities of any series if the following occurs:

        1. After the date that the debt securities to be redeemed were issued, there is a change in the laws or regulations of Luxembourg or Bermuda or any of their respective political subdivisions or taxing authorities, or any change in the application or official interpretation of such laws or regulations.

        2. As a result of this change, the Company or Tyco became or will become obligated to pay Additional Amounts, as defined below under "Payment of Additional Amounts," on the next payment date with respect to the debt securities to be redeemed.

        3. The obligation to pay Additional Amounts cannot be avoided through the Company's or Tyco's reasonable measures.

        4.  The Company delivers to the trustee:

       - a certificate signed by two directors or by two officers of the Company or Tyco, or by a combination of officers and directors as described in the indentures, stating that the obligation to pay Additional Amounts cannot be avoided by the Company or Tyco taking reasonable measures available to it; and

       - a written opinion of independent legal counsel to the Company or Tyco, as the case may be, of recognized standing, to the effect that the Company or Tyco, as the case may be, has or will become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that the Company or Tyco, as the case may be, cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it.

        5. Following the delivery of the certificate and opinion described in clause 4 above, the Company provides notice of redemption not less than 30 days, but not more than 60 days, prior to the date of redemption. The notice of redemption cannot be given more than 60 days before the earliest date on which the Company or Tyco would be otherwise required to pay Additional Amounts, and the obligation to pay Additional Amounts must still be in effect when the notice is given.

    Upon the occurrence of all of 1 through 5 above, the Company may redeem the debt securities at a redemption price equal to 100% of the principal amount thereof, together with accrued interest, if any, to the redemption date, plus any Additional Amounts.

NOTICE OF REDEMPTION

    In the event of a redemption of debt securities, the Company must deliver by first-class mail, postage prepaid, to the holders of the debt securities to be redeemed, a notice of redemption specifying the following:

    -  the redemption price,

    -  the amount of the debt securities held by the holder to be redeemed,

    -  the redemption date,

    -  the place of payment,

    - that payment will be made when the debt securities are surrendered to the trustee,

    - that interest accrued to the date of redemption will be paid as specified in the notice, and

    - that after the redemption date, and unless the Company defaults in the payment of the redemption price, interest will stop accruing on the debt securities or portions thereof to be redeemed.

    In connection with redemption, the Company will deposit with the trustee or with one or more paying agents an amount of money sufficient to redeem on the redemption date all the debt securities called for redemption. If less than all the debt securities of a series are to be redeemed, the trustee will select, in such manner as it deems appropriate and fair, debt securities of such series to be redeemed. Unless the Company defaults on the redemption payments, on and after the redemption date specified in the notice of redemption:

    - interest on the debt securities called for redemption will cease to accrue, and

    - the holders of such debt securities will have no right in respect of such debt securities except the right to receive the redemption price thereof and unpaid interest to the date fixed for redemption.

PAYMENT OF ADDITIONAL AMOUNTS

    Unless otherwise required by Luxembourg or Bermuda law, neither the Company, Tyco nor any other guarantor of the debt securities will deduct or withhold from payments made with respect to the debt securities and the guarantees on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Luxembourg or Bermuda taxing authority ("Taxes"). In the event that the Company, Tyco or any other guarantor is required to withhold or deduct on account of any Taxes from any payment made under or with respect to any debt securities or the guarantees, the Company, Tyco or such other guarantor, as the case may be, will pay such additional amounts so that the net amount received by each holder of debt securities, including the additional amounts, will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted. The amounts that the Company, Tyco or such other guarantor are required to pay to preserve the net amount receivable by holders of debt securities are referred to as "Additional Amounts."

    Additional Amounts will not be payable with respect to a payment made to a holder of debt securities to the extent:

        1. that any such Taxes would not have been so imposed but for the existence of any present or former connection between such holder and the Luxembourg or Bermuda taxing authority imposing such Taxes, other than the mere receipt of such payment, acquisition, ownership or disposition of such debt securities or the exercise or enforcement of rights under such debt securities, their guarantees or the related indenture;

        2. of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to such debt securities, except as otherwise provided in the related indenture;

        3. that any such Taxes would not have been imposed but for the presentation of such debt securities, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to Additional Amounts had the debt securities been presented for payment on any date during such 30-day period; or

        4. that such holder would not be liable or subject to such withholding or deduction of Taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if:

       - the making of such declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant Luxembourg or Bermuda taxing authority as a precondition to an exemption from, or reduction in, the relevant Taxes, and

       - at least 60 days prior to the first payment date with respect to which the Company, Tyco or such other guarantor shall apply this clause 4, the Company, Tyco or such other guarantor has notified all holders of debt securities in writing that they are required to provide such declaration or claim.

Each of the Company, Tyco and any other guarantor of the debt securities, as applicable, will also:

    -  withhold or deduct Taxes as required,

    - remit the full amount of Taxes deducted or withheld to the relevant Luxembourg or Bermuda taxing authority in accordance with all applicable laws,

    - use its reasonable best efforts to obtain from each Luxembourg or Bermuda taxing authority imposing such Taxes certified copies of tax receipts evidencing the payment of any Taxes deducted or withheld, and

    - upon request, make available to the holders of the debt securities, within 60 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company, Tyco or such other guarantor or if, notwithstanding the Company's, Tyco's or such other guarantor's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments by the Company, Tyco or such other guarantor of the debt securities.

    At least 30 days prior to each date on which any payment under or with respect to a series of debt securities is due and payable, if the Company, Tyco or such other guarantor will be obligated to pay Additional Amounts with respect to such payment, the Company, Tyco or such other guarantor will deliver to the trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information as is necessary to enable the trustee to pay such Additional Amounts to holders of such debt securities on the payment date.

    The foregoing provisions shall survive any termination or the discharge of the related indenture and shall apply MUTATIS MUTANDIS to any jurisdiction in which any successor to the Company, Tyco or any other guarantor of the debt securities, as the case may be, is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

    In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Luxembourg, Bermuda or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of any of the debt securities.

    Whenever in the indentures, the debt securities, their guarantees and in this "Description of the Debt Securities and the Guarantees" there is mentioned, in any context, the payment of principal, and premium, if any, redemption price, interest or any other amount payable under or with respect to any debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent payable in the particular context.

BOOK-ENTRY, DELIVERY AND FORM

THE GLOBAL NOTES

    A series of debt securities may be issued in whole or in part in the form of one or more global securities under a book-entry system. Each global security:

    - will be deposited with, or on behalf of, The Depository Trust Company, and registered in the name of Cede & Co., as DTC's nominee, or

    - will remain in the custody of the trustee pursuant to a FAST Balance Certificate Agreement between DTC and the trustee.

DEPOSITARY PROCEDURES

    The descriptions of the operations and procedures of DTC, Euroclear and Clearstream Banking, societe anonyme, Luxembourg ("Clearstream, Luxembourg") set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Company takes no responsibility for these operations and procedures, and urges investors to contact the system or their participants directly to discuss these matters.

    DTC has advised the Company and Tyco that it is a limited purpose trust company organized under the laws of the State of New York.

    DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants.

    DTC has also advised the Company and Tyco that pursuant to procedures established by DTC:

        1. upon the deposit of global notes representing debt securities with DTC, DTC will credit the accounts of its participants with an interest in the global notes. The accounts to be credited will be designated by the underwriters or agents, if any, or by the Company, if such debt securities were offered and sold directly by the Company; and

        2. ownership of the debt securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of its participants, and the records of DTC's participants and indirect participants, with respect to the interests of other owners of beneficial interest in the debt securities.

    The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in debt securities represented by global notes to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through a DTC participant, the ability of a person having an interest in debt securities represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

    So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global note for all purposes under the indentures. Except as provided below, owners of beneficial interests in a global note will not be entitled to have debt securities represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated debt securities, and will not be considered the owners or holders thereof under the indentures for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the related indenture. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a DTC participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of debt securities under the related indenture or such global note. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of debt securities, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize its participants to take such action and the participants would authorize holders owning through participants to take such action or would otherwise act upon the instruction of such holders.

    Payments with respect to the principal of, and premium, if any, and interest on, any debt securities represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to DTC or its nominee in its capacity as the registered holder of the global note representing the debt securities under the indentures. Under the terms of the indentures, the Company, Tyco and the trustee may treat the persons in whose names the global notes are registered as the owners thereof for the purpose of receiving payments thereon and for any and all other purposes whatsoever. Consequently, none of the Company, Tyco or the trustee nor any agent of the Company, Tyco or the trustee has or will have any responsibility or liability for:

    - any aspect of DTC's records or any participant's or indirect participant's records relating to, or payments (including principal, premium, if any, and interest) made on account of, any beneficial ownership interest in the global notes of any series, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests of the global notes of such series; or

    - any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

    DTC has advised the Company and Tyco that its current practice, upon receipt of any payment in respect of securities such as the debt securities including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of any series of debt securities will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee, the Company or Tyco. None of the Company, Tyco or the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the debt securities, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

    Transfers between participants in DTC will be effected in accordance with DTC's procedures, and transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective notes and operating procedures.

    Transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg , as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

    DTC has advised the Company and Tyco that it will take any action permitted to be taken by a holder of notes of any series only at the direction of one or more participants to whose account DTC has credited the interests in the global notes of such series and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

    Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, Tyco or the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED DEBT SECURITIES

    If:

        1. the Company notifies the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, or

        2. the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of debt securities in definitive form under the indenture, or

        3. upon the occurrence of certain other events as provided in any supplemental indenture, then,

upon surrender by DTC of the global notes representing the debt securities, certificated debt securities will be issued in the names and denominations requested by DTC in accordance with its customary procedures. Upon any such issuance, the trustee is required to register the certificated debt securities in the requested names and cause the certificates to be delivered to the registered holders.

    None of the Company, Tyco or the trustee shall be liable for any delay by DTC or any DTC participant or indirect participant in identifying the beneficial owners of the related debt securities and the Company, Tyco and the trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

MERGER, CONSOLIDATION, SALE OR CONVEYANCE

    The indentures provide that neither the Company, Tyco nor any other guarantor of any debt securities issued under the indentures will merge or consolidate with any other person and will not sell or convey all or substantially all of its assets to any person, unless:

        1. the Company, Tyco or such other guarantor, as the case may be, shall be the continuing corporation, or

        2. the successor corporation or person that acquires all or substantially all of the assets of the Company, Tyco or such other guarantor, as the case may be, shall expressly assume,

       - the payment of principal of, premium, if any, and interest on all debt securities issued under the indentures or the obligations under the guarantees thereof, as the case may be, and

       - the observance of all the covenants and agreements under the indentures to be performed or observed by the Company, Tyco or such other guarantor, as the case may be,

and in either case, immediately after such merger, consolidation, sale or conveyance, the Company, Tyco or such other guarantor, as the case may be, or such successor corporation or person, as the case may be, shall not be in default in the performance of the covenants and agreements of the indentures to be performed or observed by the Company, Tyco or such other guarantor, as the case may be; provided that the foregoing shall not apply to a guarantor other than Tyco if in connection with any such merger, consolidation, sale or conveyance the guarantee of such guarantor is released and discharged pursuant to paragraph 2 of the "Limitation on Indebtedness of Subsidiaries" covenant related to the senior indenture described below.

EVENTS OF DEFAULT

    An event of default with respect to a series of debt securities issued under either indenture is defined in the related indenture as being:

    - default for 30 days in payment of any interest on or any additional amounts related to any debt securities of such series;

    - default in any payment of principal of or premium, if any, on any debt securities of such series, including any sinking fund payment;

    - default by the Company, Tyco or any other guarantor in performance of any other of the covenants or agreements in respect of the debt securities of such series and related guarantees that continues for 90 days after the Company receives notice of such failure in accordance with the indentures;

    - any guarantee of the debt securities ceases to be, or the Company or any guarantor of the debt securities asserts in writing that such guarantee is not, in full force and effect and enforceable in accordance with its terms;

    - certain events involving bankruptcy, insolvency or reorganization of the Company or Tyco or, with respect to debt securities issued under the senior indenture, any Significant Subsidiary Guarantor;

    - any other event of default provided in a supplemental indenture, a resolution of the Board of Directors, or in the form of the security related to the issuance of a series of debt securities; or

    - with respect to debt securities issued under the senior indenture, default by the Company, Tyco or any other guarantor of the debt securities in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, premium, if any, or interest on indebtedness for money borrowed, other than non-recourse indebtedness, in the principal amount then outstanding of $50,000,000 or more, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within ten business days after notice to the Company in accordance with the senior indenture.

    The indentures provide that the trustee shall transmit notice of any uncured default under the indentures known to the trustee with respect to any series of debt securities issued thereunder, within 90 days after the occurrence of such default, to the holders of the debt securities of each affected series, except that the trustee may withhold notice to the holders of any series of debt securities of any default, except in payment of principal of, premium, if any, or interest on such series, or in the payment of any sinking fund or purchase installment with respect to the series, if the trustee determines in good faith in accordance with procedures set forth in the indenture that it is in the interest of the holders of such series of debt securities to do so.

    If an event of default due to:

    - the default in payment of interest, principal or sinking fund installment with respect to any series of debt securities issued under the indentures;

    - the default in the performance or breach of any other covenant or agreement of the Company, Tyco or any guarantor applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under the indentures;

    - a guarantee of a series of debt securities ceasing to be, or the Company or any guarantor asserting that a guarantee of a series of debt securities no longer is, in full force and effect and enforceable in accordance with its terms; or

    - any other event of default described in a supplemental indenture, board resolution, or in the form of security related to the issuance of a series of debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of such series then outstanding may declare the principal of all debt securities of such series and interest accrued thereon to be due and payable immediately.

    If an event of default due to:

    - a default in the performance of any other of the covenants or agreements applicable to all outstanding debt securities issued under the related indenture and then outstanding;

    - certain events of bankruptcy, insolvency and reorganization of the Company or Tyco or, with respect to debt securities issued under the senior indenture, any Significant Subsidiary Guarantor;

    - with respect to debt securities issued under the senior indenture, a default in payment at final maturity or upon acceleration of indebtedness for money borrowed in the principal amount then outstanding of $50,000,000 or more; or

    - any other event of default described in a supplemental indenture, board resolution, or in the form of security related to the issuance of a series of debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all debt securities issued under the related indenture and then outstanding, treated as one class, may declare the principal of all such debt securities and interest accrued thereon to be due and payable immediately.

    In certain circumstances, such declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding debt securities of an affected series, voting as a separate class, or all debt securities outstanding under the related indenture, voting as a single class, as the case may be.

    The holders of a majority in principal amount of the outstanding debt securities of each affected series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to the debt securities of such series, subject to certain limitations specified in the related indenture.

    The indentures provide that no holder of debt securities of any series may institute any action against the Company under the indentures, except actions for payment of overdue principal, premium, if any, or interest, unless such holder previously shall have given to the trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of such series then outstanding shall have requested the trustee to institute such action and shall have offered the trustee reasonable indemnity, the trustee shall not have instituted such action within 60 days of such request, and the trustee shall not have received direction inconsistent with such request by the holders of a majority in principal amount of the debt securities of such series then outstanding.

    Each of the indentures requires the annual filing by the Company with the trustee of a written statement as to compliance with the covenants and agreements contained in the related indenture.

    With respect to the senior indenture, "Significant Subsidiary Guarantor" means any one or more guarantors, other than Tyco, which, at the date of determination, together with its or their respective subsidiaries in the aggregate,

    - for the most recently completed fiscal year of the Company accounted for more than 10% of the consolidated revenues of the Company, or

    - at the end of such fiscal year, was the owner, beneficial or otherwise, of more than 10% of the consolidated assets of the Company, as determined in accordance with United States generally accepted accounting principles and reflected on the Company's consolidated financial statements.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Company may discharge or defease its obligations under each of the indentures as set forth below.

    Under terms satisfactory to the trustee, the Company or any guarantor of the debt securities issued under the related indenture may discharge the related indenture with respect to any series of debt securities issued under that indenture if all securities in the series have not already been delivered to the trustee for cancellation and have either become due and payable or are by their terms due and payable within one year, or may be called for redemption within one year, by irrevocably depositing with the trustee cash or direct obligations of the United States as trust funds in an amount certified to be sufficient to pay at maturity, or upon redemption, the principal of, premium, if any, and interest and any other sums payable, if any, on such debt securities. However, the Company maintains any rights to optional redemption and may not avoid

    - its duty to register the transfer or exchange of debt securities of such series, or to replace any mutilated, destroyed, lost or stolen debt securities of such series,

    - the rights of holders of such debt securities to receive from the funds deposited with the trustee payments of principal and interest and sinking fund payments, if any, on such securities, on the stated due dates for such payments, or

    - the rights, obligations and immunities of the trustee under the related indenture.

    In the case of any series of debt securities in respect of which the exact amounts of principal of and interest due on such series can be determined at the time of making the deposit referred to below, the Company at its option at any time may also:

        1. discharge any and all of its obligations to holders of such series of debt securities ("defeasance"), but may not thereby avoid the obligations enumerated in the previous paragraph; or

        2. be released with respect to such series of senior debt securities from the obligations imposed by the covenants described under the caption "Certain Restrictive Covenants in the Senior Indenture" below and with respect to both the senior and subordinated debt securities from the obligation under the caption "Merger, Consolidation, Sale or Conveyance" above and omit to comply with such covenants without creating an event of default ("covenant defeasance").

    Defeasance or covenant defeasance may be effected only if, among other things:

        1. the Company or Tyco irrevocably deposits with the trustee cash and/or direct obligations of the United States, as trust funds in an amount certified by a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm to be sufficient to pay each installment of principal and interest and any mandatory sinking fund payments, if any, on all outstanding debt securities of the relevant series on the dates such installments of principal, premium, if any, and interest are due;

        2. no default or event of default shall have occurred and be continuing on the date of the deposit referred to in clause 1 or, in respect of certain events of bankruptcy, insolvency or reorganization, during the period ending on the 91st day after the date of such deposit, or any longer applicable preference period; and

        3.  the Company delivers to the trustee:

        (A) an opinion of counsel to the effect that the holders of such series of debt securities

       - will not recognize any income, gain or loss for United States federal income tax purposes as a result of such deposit and defeasance or covenant defeasance, as applicable, and

       - will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as applicable, had not occurred.

           In the case of defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the related indenture; and

        (B) an opinion of counsel to the effect that

       - payments from the defeasance trust will be free and exempt from any and all withholding and other taxes imposed or levied by or on behalf of Luxembourg or any political subdivision thereof having the power to tax, and

       - holders of such series of debt securities will not recognize any income, gain or loss for Luxembourg income tax and other Luxembourg tax purposes as a result of such deposit and defeasance or covenant defeasance, as applicable, and will be subject to Luxembourg income tax and other Luxembourg tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as applicable, had not occurred.

MODIFICATION OF THE INDENTURES

    Each indenture contains provisions permitting the Company, Tyco and the trustee, with the consent of the holders of not less than a majority of the principal amount of the debt securities issued under the related indenture at the time outstanding of all series affected, voting as one class, to modify the related indenture or any supplemental indenture or the rights of the holders of the debt securities. Without the consent of the holder of each debt security affected, the related indenture cannot be modified to:

        1. extend the final maturity of any of the debt securities or reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, reduce any amount payable on redemption thereof, reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right of any holder of the debt securities to institute suit for the payment thereof or, if debt securities so provide, any optional right of repayment, or

        2. reduce the aforesaid percentage in principal amount of debt securities of any series, the consent of the holders of which is required for any such supplemental indenture.

    Each indenture contains provisions permitting the Company, Tyco and the trustee, without the consent of any holders of debt securities, to enter into a supplemental indenture, among other things, for purposes of

    -  curing any ambiguity,

    - correcting or supplementing any provision contained in the indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the indenture or any supplemental indenture as the Board of Directors of the Company deems necessary or desirable and which does not adversely affect the interests of the holders of debt securities in any material respect, or

    - establishing the form or terms of any series of debt securities as are not otherwise inconsistent with any of the provisions of the affected indenture.

CERTAIN RESTRICTIVE COVENANTS IN THE SENIOR INDENTURE

    The senior indenture contains, among others, the covenants described below. Some capitalized terms used in this section are defined under "Definitions in the Senior Indenture" below. These covenants do not apply to debt securities issued under the subordinated indenture.

LIMITATIONS ON LIENS

    The Company covenants that, so long as any debt securities issued under the senior indenture remain outstanding, but subject to defeasance, as provided in the indenture, it will not, and will not permit any Restricted Subsidiary to, incur any indebtedness which is secured by a mortgage, pledge, security interest, lien or encumbrance (each a "lien") upon:

    -  any Principal Property, or

    - any shares of stock of any Restricted Subsidiary, or indebtedness issued by any Restricted Subsidiary,

whether now owned or hereafter acquired, without effectively providing that, for so long as such lien shall continue in existence with respect to such secured indebtedness, the debt securities issued under the senior indenture, together with, if the Company shall so determine, any other indebtedness of the Company ranking equally with such debt securities, shall be equally and ratably secured with a lien ranking ratably with or equal to, or at the Company's option prior to, such secured indebtedness.

    The foregoing restriction shall not apply to:

        1.  liens that exist when the applicable debt securities are issued;

        2. liens on the stock, assets or indebtedness of a person that exist when such person becomes a Restricted Subsidiary unless created in contemplation of such Restricted Subsidiary becoming such;

        3.  liens on any assets or indebtedness of a person that exist:

           - when such person is merged into the Company or a Restricted Subsidiary of the Company or

           - at the time the Company or a Restricted Subsidiary purchases, leases or otherwise acquires as an entirety or substantially as an entirety the assets of such person;

        4.  liens on any Principal Property that exist:

           - when the Company or any Restricted Subsidiary acquired such property,

           - to secure the payment or indebtedness for the financing of the purchase price of such property, or

           - to secure indebtedness incurred for the purpose of the financing of all or any part of improvements or construction on such property, which indebtedness in each case is incurred before, at the time of, or within one year after the acquisition of such property, or in the case of real property, completion of such improvement or construction or commencement of full operation of such property, whichever is later;

        5. liens that secure indebtedness owed by any Restricted Subsidiary to the Company, Tyco or a subsidiary of the Company or by the Company to Tyco;

        6. liens in favor of any country or state, or political subdivision thereof:

           - to secure payments pursuant to any contract, statute, rule or regulation or

           - to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price, or, in the case of real property, the cost of construction or improvement, of the Principal Property subject to such liens, including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financings;

        7. liens or deposits under worker's compensation or similar legislation, or in connection with bids, tenders, contracts, other than for the payment of money, or leases to which the Company or any Restricted Subsidiary is a party, or to secure the public or statutory obligations of the Company or any Restricted Subsidiary, or in connection with obtaining or maintaining self-insurance, or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or to secure surety, performance, appeal or customs bonds to which the Company or any Restricted Subsidiary is a party, or in litigation or other proceedings in connection with the matters heretofore referred to in this clause, such as, but not limited to, interpleader proceedings, and other similar pledges, liens or deposits made or incurred in the ordinary course of business;

        8. certain liens in connection with legal proceedings, as provided in the senior indenture;

        9. liens for certain taxes or assessments, governmental charges or levies, landlord's liens and liens and charges incidental to the conduct of the business of the Company or any Restricted Subsidiary, or the ownership of their respective assets, which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not, in the opinion of the Board of Directors of the Company, materially impair the use of such assets in the operation of the business of the Company or such Restricted Subsidiary or the value of such Principal Property for the purposes thereof;

        10. liens to secure the Company's or any Restricted Subsidiary's obligations under agreements with respect to spot, forward, future and option transactions, entered into in the ordinary course of business;

        11. liens not permitted by the foregoing clauses 1 to 10, inclusive, if at the time of, and after giving effect to, the creation or assumption of such lien, the aggregate amount of all outstanding indebtedness of the Company and its Restricted Subsidiaries, without duplication, secured by all liens not permitted by the foregoing clauses 1 through 10, inclusive, together with the Attributable Debt in respect of Sale and Lease-Back Transactions permitted by clause 1 under "Limitation on Sale and Lease-Back Transactions" below does not exceed the greater of $100,000,000 and 10% of Consolidated Net Worth; and

        12. any total or partial extension, renewal or replacement of any lien permitted pursuant to exceptions 1 through 11, inclusive, except that the principal amount of indebtedness secured by such extension, renewal or replacement, unless otherwise excepted under clauses 1 through 11, shall not exceed the principal amount of indebtedness of the original permitted lien, and that such extension, renewal or replacement shall be limited to all or part of the assets, or any replacement therefor, which secured the original lien, plus improvements and construction on real property.

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

    Under the senior indenture, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to a Principal Property unless:

        1. the Company or such Restricted Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur indebtedness secured by a lien on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such transaction, without equally and ratably securing the debt securities issued under the senior indenture pursuant to the provisions described under "Limitations on Liens" above, or

        2. the direct or indirect proceeds of the sale of the Principal Property to be leased are at least equal to their fair value, as determined by the Company's Board of Directors, and an amount equal to the net proceeds is applied, within 180 days of the effective date of such transaction, to the purchase or acquisition, or, in the case of real property, commencement of the construction, of property or assets or to the retirement of the debt securities issued under the senior indenture, other than at maturity or pursuant to a mandatory sinking fund or a mandatory redemption provision, or of Funded Indebtedness of the Company or a consolidated subsidiary of the Company that ranks on a parity with or senior to the debt securities issued under the senior indenture, subject to credits for certain voluntary retirement of Funded Indebtedness and certain delivery of debt securities issued under the senior indenture to the trustee for retirement and cancellation.

LIMITATION ON INDEBTEDNESS OF SUBSIDIARIES

    Under the senior indenture:

        1. The Company will not cause or permit any subsidiary of the Company, which is not a guarantor of the debt securities issued under the senior indenture, directly or indirectly, to create, assume, guarantee or otherwise in any manner become liable for the payment of or otherwise incur (collectively, "incur"), any indebtedness, including any Acquired Indebtedness but excluding any Permitted Subsidiary Indebtedness, unless such subsidiary simultaneously executes and delivers a supplemental indenture providing for a guarantee of the debt securities issued under the senior indenture.

        2. Notwithstanding the foregoing, any guarantee by a subsidiary of the Company of the debt securities issued under the senior indenture shall provide by its terms that it, and all liens securing the same, shall be automatically and unconditionally released and discharged upon

    - any sale, exchange or transfer, to any person not an Affiliate of the Company, of all of the Company's equity interests in, or all or substantially all the assets of, such subsidiary, which transaction is in compliance with the terms of the senior indenture and such subsidiary is released from all guarantees, if any, by it of other indebtedness of the Company or any subsidiaries of the Company,

    - the payment in full of all obligations under the indebtedness described in clause 1 above giving rise to such guarantee, or

    - with respect to indebtedness described in clause 1 above constituting guarantees of indebtedness, the release by the holders of such indebtedness of the guarantee by such subsidiary, including any deemed release upon payment in full of all obligations under such indebtedness, provided that:

       - no other indebtedness, other than Permitted Subsidiary Indebtedness, has been guaranteed by such subsidiary, or

       - the holders of all other indebtedness which is guaranteed by such subsidiary also release the guarantee by such subsidiary, including any deemed release upon payment in full of all obligations under such indebtedness.

        3. For purposes of this covenant, any Acquired Indebtedness shall not be deemed to have been incurred until 180 days from the date

    - the person obligated on such Acquired Indebtedness becomes a subsidiary of the Company, or

    - the acquisition of assets in connection with which such Acquired Indebtedness was assumed is consummated.

DEFINITIONS IN THE SENIOR INDENTURE

    "Acquired Indebtedness" means indebtedness of a person:

    -  existing at the time such person becomes a Restricted Subsidiary, or

    -  assumed in connection with the acquisition of assets by such person,

in each case, other than indebtedness incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary or such acquisition, as the case may be.

    "Affiliate" means, with respect to any specified person:

    - any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person;

    - any other person that owns, directly or indirectly, 10% or more of such specified person's capital stock or any officer or director of any such specified person or other person; or

    - any other person 10% or more of the voting stock of which is beneficially owned or held directly or indirectly by such specified person.

For the purposes of this definition, "control" when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Attributable Debt" means in connection with a Sale and Lease-Back Transaction, as of any particular time, the aggregate of present values, discounted at a rate per annum equal to the average interest borne by all outstanding debt securities issued under the senior indenture determined on a weighted average basis and compounded semi-annually, of the obligations of the Company or any Restricted Subsidiary for net rental payments during the remaining term of the applicable lease, including any period for which such lease has been extended or may, at the option of the lessor, be extended. The term "net rental payments" under any lease of any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee, whether or not designated as rental or additional rental, on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges.

    "Consolidated Net Worth" means, at any date, the total assets less the total liabilities, in each case appearing on the most recently prepared consolidated balance sheet of the Company and its subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with United States generally accepted accounting principles as in effect on the date of calculation.

    "Consolidated Tangible Assets" means, at any date, the total assets less all intangible assets appearing on the most recently prepared consolidated balance sheet of the Company and its subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with United States generally accepted accounting principles as in effect on the date of calculation. "Intangible Assets" means the amount, if any, which would be stated under the heading "Costs in Excess of Net Assets of Acquired Companies" or under any other heading relating to intangible assets separately listed, in each case on the face of the aforesaid consolidated balance sheet.

    "Funded Indebtedness" means any indebtedness maturing by its terms more than one year from the date of the determination thereof, including any indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of the determination thereof.

    "Permitted Subsidiary Indebtedness" means any of the following:

        1. indebtedness in an aggregate amount, without duplication, not to exceed, as of the date of determination, 5% of the Consolidated Tangible Assets of the Company, excluding any indebtedness described in clauses 2 through 8 below;

        2. indebtedness owed to the Company, Tyco or any subsidiary of the Company;

        3. obligations under standby letters of credit or similar arrangements supporting the performance of a person under a contract or agreement in the ordinary course of business;

        4. obligations as lessee in the ordinary course of business which are capitalized in accordance with United States generally accepted accounting principles;

        5. indebtedness that was Permitted Subsidiary Indebtedness at the time that it was first incurred;

        6. Acquired Indebtedness that by its terms is not, at the time it became Acquired Indebtedness or within 180 days thereafter, callable or redeemable prior to its stated maturity and that remains outstanding following such time as the subsidiary of the Company obligated under such Acquired Indebtedness in good faith has made or caused to be made an offer to acquire all such indebtedness, including, without limitation, an offer to exchange such indebtedness for securities of the Company, on terms which, in the opinion of an independent investment banking firm of national reputation and standing, are consistent with market practices in existence at the time for offers of a similar nature, provided that the initial expiration date of any such offer shall be not be later than the expiration of the time period set forth in clause 3 of the "Limitation on Indebtedness of Subsidiaries" covenant;

        7.  indebtedness outstanding on the date of the senior indenture; and

        8. any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any indebtedness referred to in clause 7 of this definition of "Permitted Subsidiary Indebtedness" of a subsidiary organized under a jurisdiction other than the United States or any State thereof or the District of Columbia, including any successive refinancings, so long as the borrower under such refinancing is such subsidiary and the aggregate principal amount of indebtedness represented thereby, or if such indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such indebtedness plus any accreted value attributable thereto since the original issuance of such indebtedness, is not increased by such refinancing plus the lesser of (A) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the indebtedness being refinanced or (B) the amount of premium or other payment actually paid at such time to refinance the indebtedness, plus, in either case, the amount of expenses of such subsidiary incurred in connection with such refinancing.

    "Principal Property" means any manufacturing, processing or assembly plant or facility or any warehouse or distribution facility which is used by any U.S. subsidiary of the Company after the date of the senior indenture, other than any such plants, facilities, warehouses or portions thereof, which in the opinion of the Board of Directors of the Company, are not collectively of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety, or which, in each case, has a book value, on the date of the acquisition or completion of the initial construction thereof by the Company, of less than 1.5% of Consolidated Tangible Assets.

    "Restricted Subsidiary" means any subsidiary of the Company which owns or leases a Principal Property.

    "Sale and Lease-Back Transaction" means an arrangement with any person providing for the leasing by the Company or a Restricted Subsidiary of any Principal Property whereby such Principal Property has been or is to be sold or transferred by the Company or a Restricted Subsidiary to such person; provided, however, that the foregoing shall not apply to any such arrangement involving a lease for a term, including renewal rights, for not more than three years.

SUBORDINATED DEBT SECURITIES

    The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full of all senior indebtedness, including any senior debt securities. Senior indebtedness generally includes all indebtedness for money borrowed of the Company, except indebtedness that is expressly stated to not be superior to the subordinated debt securities or to rank equal to the subordinated debt securities.

    Upon any distribution of the Company's assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of all senior indebtedness.

    In the event of any acceleration of the subordinated debt securities because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

    The Company is required to promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default. The Company may not make payment on the subordinated debt securities if a default in the payment of senior indebtedness occurs and is continuing.

    As a result of these subordination provisions, in the event of the Company's bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than the Company's other creditors. The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

    If the trustee or any holder receives any payment that should not have been made to them in contravention of subordination provisions before all senior indebtedness is paid in full, then such payment will be held in trust for the holders of senior indebtedness.

    Tyco's guarantee of subordinated debt securities will be subordinated to Tyco's senior indebtedness. Tyco's senior indebtedness includes Tyco's guarantee of debt securities issued under the senior indenture.

CONCERNING THE TRUSTEE

    The trustee may hold debt securities issued under each indenture, act as a depository for funds of, make loans to, or perform other services for, Tyco, the Company and their subsidiaries as if it were not the trustee.

                        DESCRIPTION OF THE COMMON SHARES

    The Company's debt securities may be convertible into or exchangeable for shares of Tyco's common shares. The following description is a summary of the terms of Tyco's common shares. This description is not complete and is subject to the applicable provisions of Bermuda law and Tyco's Memorandum of Association and Bye-Laws, which are filed as exhibits to the registration statement related to this prospectus. Tyco has authorized 2,500,000,000 common shares. As of June 30, 2000 there were 1,687,309,234 common shares outstanding.

DIVIDENDS

    Tyco's Board of Directors may declare dividends out of Tyco's available profits as long as there are no reasonable grounds for believing that:

    - Tyco is, or after payment of the dividend would be, unable to pay its liabilities as they become due, or

    - the realizable value of Tyco's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Subject to special rights of any other Tyco shares, all dividends are payable according to the amounts paid or credited as paid on common shares. Dividends are normally payable in U.S. dollars, but holders with a registered address in the United Kingdom and other countries outside the United States may receive payment in another currency. Any dividend that is unclaimed may be invested or otherwise made use of by Tyco's Board, and after a period of 12 years is forfeited and reverts to Tyco.

VOTING RIGHTS

    At any general meeting, votes may be given in person or by proxy. Tyco's Bye-Laws require that any proxy must be a shareholder of Tyco. Under Tyco's Bye-Laws, not less than two holders of common shares present, in person or by proxy, constitute a quorum at a general meeting except as provided under "Variation of Rights" below.

    Under Bermuda law, questions proposed for consideration at a company's general meeting are decided by a simple majority vote or by the vote required by the bye-laws, except where a larger majority is required by law. Any question proposed for consideration at a general meeting may be decided on a show of hands, in which each shareholder present in person or by proxy is entitled to one vote and casts this vote by raising his or her hand, unless, before or on the declaration of the result of a show of hands, a poll is demanded by

    - the Chairman of the meeting;

    - at least three shareholders present in person or represented by proxy;

    - any shareholder or shareholders present in person or represented by proxy holding individually or between them at least 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

    - a shareholder or shareholders present in person or by proxy holding shares conferring the right to vote at the meeting and on which an aggregate sum has been paid equal to at least 10% of the total sum paid up on all shares entitled to vote.

    Tyco's Bye-Laws provide that a shareholder is not entitled, except as proxy for another shareholder, to be present or vote at any meeting, either personally or by proxy, in respect of any share held by the shareholder (whether alone or jointly with any other person) on which there shall not have been paid all calls due and payable, together with interest and expenses. Tyco's Bye-Laws also provide that any person who is known or believed by Tyco to be interested in common shares, and who has failed to comply with a notice from Tyco requesting specified information regarding that person's interest in common shares, will lose voting rights for the period the shareholder fails to comply with the notice, plus an additional 90 days. In addition, a shareholder loses voting rights,

    - if the shareholder has failed to comply with a notice under Tyco's Bye-Laws requiring the shareholder to make an offer in accordance with the City Code on Takeovers and Mergers of the United Kingdom, as applied by Tyco's Bye-Laws, or, as the case may be, in accordance with Tyco's Bye-Laws,

    - for a period of 180 days if the shareholder acquires three percent or more of the issued share capital of any class of Tyco, either alone or in concert with others, and fails to notify Tyco of the acquisition within two days, or, already possessing three percent or more of the issued share capital of any class of Tyco, fails to notify Tyco of a change in the shareholder's interests amounting to one percent or more of the share capital of any class, provided that Tyco notifies the shareholder of the loss of the voting rights.

LIQUIDATION

    On a liquidation of Tyco, holders of common shares are entitled to receive any assets remaining after the payment of Tyco's debts and the expenses of the liquidation, subject to special rights of any other class of shares.

SUSPENSION OF RIGHTS

    In certain circumstances, the rights of a shareholder to vote and to receive any payment or income or capital in respect of a common share may be suspended. Those circumstances include failure to provide information about ownership of and other interests in common shares, if so required in accordance with Tyco's Bye-Laws, as discussed above under "Voting Rights."

VARIATION OF RIGHTS

    If, at any time, the share capital of Tyco is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with written consent of the holders of three-fourths of the issued shares of that class, or by resolution passed at a separate general meeting by a majority of three-fourths of the holders of the shares of that class voting in person or by proxy. Under Tyco's Bye-Laws, three shareholders holding not less than one-third of the issued shares of a class, in person or by proxy, constitute a quorum at a general meeting held for this purpose. At any adjournment of this meeting, two shareholders of that class, in person or by proxy, constitute a quorum, irrespective of the amount of their holdings.

SALE, LEASE OR EXCHANGE OF ASSETS AND MERGERS

    Under Bermuda law, there is no requirement for a company's shareholders to approve a sale, lease or exchange of all or substantially all of a company's property and assets. Bermuda law provides that a company may enter into a compromise or arrangement in connection with a scheme for the reconstruction of the company on terms that include, among other things, the transfer of all or part of the undertaking or the property of the company to another company. Any compromise or arrangement of this kind requires the approval of a majority in number representing three-fourths in value of the creditors or shareholders or class of shareholders, as the case may be, present and voting either in person or by proxy at the meeting, and the sanction of the Bermuda Supreme Court.

    Under Bermuda law, unless the company's bye-laws provide otherwise, an amalgamation requires the approval of the holders of at least three-fourths of those voting at a meeting of shareholders at which a requisite quorum is present. Tyco's Bye-Laws do not contain any contrary provisions. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of that class would be altered by virtue of the amalgamation.

SHARE ACQUISITIONS, BUSINESS COMBINATIONS AND RELATED PROVISIONS

    Under Tyco's Bye-Law 104(1)(A), if any person, whether as a result of one transaction or a series of transactions, would be obligated to make an offer to Tyco's security holders under the Rules of the City Code, Tyco's Board may require that person to make an offer as if the City Code applied to Tyco. The City Code provides that, when any person (and persons acting in concert with that person) acquires shares which carry 30% or more of the voting rights of a company, that person must make an offer for all shares of any class of equity share capital (whether voting or non-voting) and also any voting non-equity share capital in which that person or persons hold shares. The offer must be for cash or offer a cash alternative, in each case at not less than the highest price paid (in cash or otherwise) by the offeror, or anyone acting in concert with the offeror, for shares of the same class during the offer period and within the 12 months before commencement of the offer.

    Tyco's Bye-Law 104(3) further provides that, where any person is interested in 30% or more of Tyco's outstanding common shares, Tyco's Board may serve a notice requiring that person to make an offer for all of the outstanding securities of Tyco if Tyco's Board determines that an offer under Tyco's Bye-Law 104(1)(A) is not expedient, or if a person required to make the offer fails to do so. This offer must be made within 30 days of the demand on terms that payment in full therefor will be made within 21 days of the offer becoming unconditional in all respects. If Tyco's Board serves a notice under this provision, the directors may also require that the offeror offer to purchase securities of Tyco convertible into voting or non-voting shares of Tyco on terms considered "fair and reasonable" by the directors in their sole discretion. Unless Tyco's Board otherwise agrees, the offer must be for cash or must offer a cash alternative at not less than the highest price paid by the offeror, or any person acting in concert with the offeror, for shares of that class within the preceding 12 months or, if that price is unavailable or inappropriate, at a price fixed by the directors. Any offer of this kind must remain open for at least 14 days after the date on which it becomes unconditional as to acceptances.

    Tyco's Bye-Law 104(1)(B) provides that when any person has acquired, is in the process of acquiring, or appears to Tyco's Board likely to acquire an interest in shares of the Tyco in circumstances in which that person would be subject to the "Rules Governing Substantial Acquisitions of Shares" issued by the Takeover Panel of the United Kingdom, the directors may give notice requiring that person to comply with these rules. If that person fails to comply, the directors may give further notice requiring that person, within 28 days of the date of the notice, to dispose, or to procure the disposal by any person with whom the person has acted in concert, of any interest in shares acquired. These rules provide that a person may not, in any period of seven days, acquire shares representing 10% or more of the voting rights in a company if these shares, aggregated with shares already held by the purchaser, would carry 15% or more, but less than 30%, of the voting rights of the company. The rules do not apply to an acquisition from a single shareholder if the acquisition is the only acquisition within a seven-day period and do not apply to a person who acquires 30% or more of the voting rights in a company.

    Under Tyco's Bye-Laws, any person who acquires an interest in three percent or more of the issued share capital of any class of Tyco is required to notify Tyco of that interest and of any change in that person's interest amounting to one percent or more of the issued capital of any class. This notification must be made within two days (Saturday and Sundays excluded) after the relevant event. In determining the percentage interest of any person for these purposes and for the purposes of Bye-Law 104, interests of persons acting in concert may be aggregated.

                        ENFORCEMENT OF CIVIL LIABILITIES

    The Company and Tyco have consented in each of the indentures to jurisdiction in the United States federal and state courts in The City of New York and to service of process in The City of New York in any legal suit, action or proceeding brought to enforce any rights under or with respect to the indentures, the debt securities and their guarantees. However, substantially all of the Company's directly held assets consists of shares in its wholly-owned subsidiary Tyco Group S.a.r.l., a Luxembourg company which, through its subsidiaries, owns a substantial majority of the assets of the Company. A substantial majority of Tyco's directly held assets consists of shares in the Company. Accordingly, any judgment against the Company or Tyco in respect of the related indenture, the debt securities or their guarantees, including for civil liabilities under the United States federal securities laws, obtained in any United States federal or state court may have to be enforced in the courts of Luxembourg. Investors should not assume that the courts of Luxembourg would enforce judgments of United States courts obtained against the Company or Tyco predicated upon the civil liability provisions of the United States federal securities laws or that such courts would enforce, in original actions, liabilities against the Company or Tyco predicated solely upon such laws.

                              PLAN OF DISTRIBUTION

    The Company may sell debt securities to or through underwriters or dealers, through underwriting syndicates led by one or more managing underwriters, through or in connection with hedging transactions, or directly to other purchasers or through agents. Each prospectus supplement will describe the method of distribution of the offered securities, the purchase price and the proceeds the Company will receive from such sale, any initial public offering price and any securities exchanges on which the securities of such series may be listed.

    The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of debt securities, underwriters may receive compensation from the Company or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of debt securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of debt securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the prospectus supplement.

    Underwriters and agents who participate in the distribution of debt securities may be entitled under agreements which may be entered into by the Company to indemnification by the Company and Tyco against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make relating to such liabilities.

    If so indicated in the applicable prospectus supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase offered debt securities from the Company pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will also set forth the conditions to these contracts and the commissions payable for solicitation of such contracts. Institutions with which such contracts may be made include:

    -  commercial and savings banks,

    -  insurance companies,

    -  pension funds,

    -  investment companies, and

    -  educational and charitable institutions and others,

but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered debt securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

    All of the debt securities will be new issue with no established trading market. Unless otherwise indicated in a prospectus supplement, the Company does not currently intend to list any debt securities on any securities exchange. No assurance can be given that the underwriters, dealers or agents, if any, involved in the sale of the debt securities will make a market in such debt securities. Whether or not any of the debt securities are listed on a national securities exchange or the underwriters, dealers or agents, if any, involved in the sale of the debt securities make a market in such debt securities, no assurance can be given as to the liquidity of the trading market for such debt securities.

    To facilitate an offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than have been sold to them by the Company. In addition, to cover such over-allotments or short positions, the persons may purchase in the open market or exercise the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities above independent market levels. The persons participating in any offering are not required to engage in these activities, and may end any of these activities at any time.

    Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company, Tyco and our subsidiaries and affiliates in the ordinary course of business for which they receive customary compensation.

                                 LEGAL MATTERS

    Certain U.S. legal matters regarding the debt securities, Tyco's guarantees of the debt securities and the common shares will be passed upon for Tyco and the Company by Wilmer, Cutler & Pickering, Washington, D.C. Certain matters under the laws of Bermuda related to the guarantees of Tyco of the debt securities and the common shares will be passed upon for Tyco by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Michael Jones, the Secretary of Tyco, is a partner of Appleby Spurling & Kempe. Certain matters under the laws of Luxembourg related to the debt securities will be passed upon by Beghin & Feider in association with Allen & Overy, Luxembourg counsel to the Company. Wilmer, Cutler & Pickering will rely on Appleby Spurling & Kempe with respect to matters of Bermuda law and on Beghin & Feider in association with Allen & Overy with respect to matters of Luxembourg law.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of Tyco as of September 30, 1999 and 1998, and for the years ended September 30, 1999 and 1998 and the nine months ended September 30, 1997 included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000, and incorporated by reference in this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Deloitte & Touche LLP (as it relates to the consolidated statements of operations, changes in stockholders' equity and cash flows of United States Surgical Corporation and its subsidiaries for the nine-month period ended September 30, 1997 and the related financial statement schedule for the nine-month period ended
September 30, 1997) and Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and subsidiaries as of September 30, 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998 and the nine months ended
September 30, 1997). The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

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                                 $1,800,000,000

                         TYCO INTERNATIONAL GROUP S.A.

                   $500,000,000 FLOATING RATE NOTES DUE 2003
                       $600,000,000 4.95% NOTES DUE 2003
                       $700,000,000 5.80% NOTES DUE 2006

                    FULLY AND UNCONDITIONALLY GUARANTEED BY

                                     [LOGO]

                          ----------------------------
                             PROSPECTUS SUPPLEMENT
                          ----------------------------

                          JOINT BOOK-RUNNING MANAGERS
                                    JPMORGAN
                              MERRILL LYNCH & CO.

                         BANC OF AMERICA SECURITIES LLC
                            BEAR, STEARNS & CO. INC.
                       COMMERZBANK CAPITAL MARKETS CORP.
                           CREDIT SUISSE FIRST BOSTON
                          FIRST UNION SECURITIES, INC.
                                      HSBC
                                LEHMAN BROTHERS
                              SALOMON SMITH BARNEY

                                 JULY 24, 2001

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